UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Global Med Technologies, Inc.
(Name of Subject Company)

Global Med Technologies, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share, and
Series A Convertible Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

37935E101
(CUSIP Number of Class of Securities)

Michael I. Ruxin, M.D.
Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420
Lakewood, CO 80215
(303) 238-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Clayton E. Parker
Martin T. Schrier
K&L Gates LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ii

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the subject company is Global Med Technologies, Inc., a Colorado corporation (the “Company” or “Global Med”), and the address of the principal executive offices of the Company is 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215. The telephone number for its principal executive offices is (303) 238-2000.

(b)	Securities.

The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates are the Company’s common stock, par value $0.01 per share (“Global Med Common Stock”), and the Company’s Series A Convertible Preferred Stock, par value $0.01 per share (“Global Med Preferred Stock” and, together with Global Med Common Stock, the “Shares” or each a “Share”, and the holders of such Shares, “Shareholders”). As of February 26, 2010, 38,445,725 shares of Global Med Common Stock and 3,960 shares of Global Med Preferred Stock were issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) hereof, which information is incorporated herein by reference.

(b)	Tender Offer.

This Schedule 14D-9 relates to the cash tender offer (the “Tender Offer” or “Offer”) by Atlas Acquisition Corp. (the “Purchaser”), a Colorado corporation and wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), to purchase all of the outstanding (1) shares of Global Med Common Stock, at a price of $1.22 per share, net to such seller of Global Med Common Stock in cash, without interest, less any applicable withholding taxes (the “Common Stock Offer Price”), and (2) shares of Global Med Preferred Stock, at a price of $1,694.44 per share ($1.22 per share on a converted to Global Med Common Stock basis), net to such seller of Global Med Preferred Stock in cash, without interest, less any applicable withholding taxes (the “Preferred Stock Offer Price” and, together with the Common Stock Offer Price, the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated February 19, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the accompanying Letter of Transmittal for Global Med Common Stock and Letter of Transmittal for Global Med Preferred Stock (as amended or supplemented from time to time, the “Letters of Transmittal”). Unless extended in accordance with the terms and conditions of the Merger Agreement (as defined below), the Offer is scheduled to expire at 12:00 midnight, Boston, Massachusetts time, on March 18, 2010, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and forms of the Letters of Transmittal have been mailed to Shareholders, are filed as Exhibits (a)(1)(A), (a)(2)(A) and (a)(2)(B) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by the Purchaser and Haemonetics with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2010.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 31, 2010 (the “Merger Agreement”), by and among Haemonetics, the Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the Colorado

Business Corporation Act (the “CBCA”), following the time the Purchaser accepts for payment any Shares validly tendered and not properly withdrawn pursuant to the Offer, the Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving company and a wholly-owned subsidiary of Haemonetics and the separate corporate existence of the Purchaser will cease. At the effective time of the Merger (the “Effective Time”), the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Global Med, Purchaser, Haemonetics, any controlled subsidiary of Haemonetics or Global Med or by Shareholders, if any, who are entitled to and properly exercise dissenters’ rights under Colorado law) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The closing of the Merger is subject to approval by holders of a majority of the then outstanding shares of Global Med Common Stock and Global Med Preferred Stock. The parties, however, have agreed that in the event that the Purchaser acquires at least 90% of the shares of each of Global Med Common Stock and Global Med Preferred Stock then outstanding, on a fully diluted basis, pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of Shareholders or the solicitation of written consents of such Shareholders, in accordance with applicable laws.

The foregoing description of the Merger Agreement and the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase and the Letters of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A), (a)(2)(A) and (a)(2)(B), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Haemonetics has formed the Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the business address and telephone number of each of Haemonetics and the Purchaser is 400 Wood Road, Braintree, Massachusetts 02184 and (781) 848-7100.

The joint press release issued by the Company and Haemonetics announcing the entry into the Merger Agreement, as well as other publicly filed documents relating to the Offer and the Merger, can be found at the Company’s website, www.globalmedtech.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 hereof, or the Information Statement, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Haemonetics, the Purchaser or their respective executive officers, directors or affiliates.

(a)	Agreements Between the Company and its Executive Officers, Directors, and Affiliates.

Interests of Certain Persons.  In considering the recommendation of the Company’s Board of Directors (the “Board”), Shareholders should be aware that certain executive officers, directors and affiliates of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement, that may present them with certain conflicts of interests. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Effect of the Offer and the Merger Agreement on Company Stock Options

As of the Effective Time, each option to purchase Global Med Common Stock (each a “Company Stock Option”), or portion thereof, that is outstanding, vested and exercisable immediately prior to the Effective Time (after giving effect to any acceleration of vesting contemplated under any agreement between the Company and the holder of such Company Stock Option) shall be canceled in exchange for the right to receive from Haemonetics or the Company immediately after the Effective Time, a lump sum cash payment (without interest), less any applicable withholding taxes, equal to the product of (1) the excess, if any, of the Common Stock Offer Price over the per share exercise price of each such Company Stock Option, and (2) the then vested and exercisable number of shares of Global Med Common Stock subject thereto (after giving effect to any acceleration of vesting contemplated under any agreement between Global Med and the holder of such Company Stock Option). The Company has agreed to (1) take the necessary actions so that each Company Stock Option outstanding cannot be exercised subsequent to the first time at which the Purchaser accepts for payment any Shares pursuant to the Offer (the “Acceptance Date”) and (2) cause each Company Stock Option outstanding and unexercised immediately prior to the Effective Time to be cancelled at the Effective Time.

The table below sets forth information regarding the Company Stock Options held by the Company’s directors, certain of its officers, and affiliates as of February 26, 2010, that would be cancelled and exchanged at the Effective Time.

	Company Stock Options to be converted at the Effective Time into
	the right to receive the amount, if any, by which the Common Stock
	Offer Price exceeds the weighted average exercise price thereof
	Number of Shares	Weighted Average
	Underlying Company Stock	Exercise Price
Name	Options	per Share	Aggregate Proceeds*

Darren P. Craig	700,000	$0.93	$139,500
Miklos Csore	500,000	$0.87	$234,500
William Scott Dustin	275,000	$0.88	$129,250
Sarah L. Eames	106,096	$0.83	$43,187
Robert R. Gilmore	106,096	$0.83	$43,187
T. Kendall Hunt	94,247	$0.83	$38,731
Thomas F. Marcinek	750,000	$0.87	$337,500
Timothy J. Pellegrini	300,000	$1.08	$103,000
Michael I. Ruxin, M.D.	750,000	$0.87	$337,500
Gerald F. Willman, Jr.	350,000	$0.87	$110,000

*	Assumes no exercise of Company Stock Options prior to the Effective Time or vesting of awards after February 26, 2010, other than for any acceleration of vesting upon Purchaser’s acceptance of Shares for payment. Proceeds to be reduced by any applicable withholding taxes.

At the consummation of the Offer and pursuant to the terms of the Craig Employment Agreement (as defined below), 225,000 Company Stock Options owned by Darren P. Craig will be accelerated and become fully vested. Such unvested Company Stock Options have a weighted average exercise price of $1.15 per share. Mr. Craig owns an additional 475,000 Company Stock Options which are all vested. Further, under the terms of the Ruxin Employment Agreement (as defined below) and the Marcinek Employment Agreement (as defined below), all of Dr. Ruxin’s and Mr. Marcinek’s Company Stock Options will become fully vested upon the consummation of the Merger. However, neither Dr. Ruxin nor Mr. Marcinek currently holds any unvested Company Stock Options.

Employment Agreement with Michael I. Ruxin, M.D.

On July 30, 2008, the Company entered into an employment agreement with Michael I. Ruxin, M.D., the Company’s Chief Executive Officer (the “Ruxin Employment Agreement”). The Ruxin Employment

Agreement provides that in the event of a Change of Control of the Company, upon written notice from Dr. Ruxin, Dr. Ruxin may terminate his employment agreement. A “Change of Control” is defined in the Ruxin Employment Agreement as “when (i) there is any transaction or series of related transactions (including but not limited to a merger or reorganization) pursuant to which a person, other than the [Company], acquires directly or indirectly, the beneficial ownership of securities issued by the [Company] having greater than fifty percent (50%) or more of the voting power of all of the voting securities issued by the [Company]; or (ii) the [Company] consolidates with or merges with or into any person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person; or (iii) individuals who on the Effective Date constituted the Board of Directors of the Company cease for any reason to constitute a majority of such Board of Directors.” If he terminates the Ruxin Employment Agreement as a result of a Change of Control, Dr. Ruxin will be entitled to a continuation for twenty-four months of his then-current base salary and benefits in addition to a single lump-sum cash amount equal to any accrued but unpaid incentive compensation pro-rated through the date on which he gives notice of termination (“Date of Termination”). On the Date of Termination, all of Dr. Ruxin’s unvested Company Stock Options shall immediately become vested. The consummation of the Offer would constitute a Change of Control of the Company under the Ruxin Employment Agreement. The Compensation Committee of the Board has approved the making of severance payments to Dr. Ruxin, pursuant to the terms of the Ruxin Employment Agreement, following the termination of the Ruxin Employment Agreement upon consummation of the Offer.

The foregoing description of the Ruxin Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(7) hereto and is incorporated herein by reference. Dr. Ruxin has agreed to terminate the Ruxin Employment Agreement contingent on the closing of the Merger and, in connection with the termination, he will receive the benefits outlined above. Haemonetics has entered into an employment agreement with Dr. Ruxin contingent on the closing of the Merger, as described in this Item 3 under “Agreements with Haemonetics and the Purchaser.”

Employment Agreement with Thomas F. Marcinek

On November 1, 2008, the Company entered into an employment agreement and an amendment, dated as of the same date, to such employment agreement with Thomas F. Marcinek, the Company’s President and Chief Operating Officer (the “Marcinek Employment Agreement”). In the event of a Change in Control of the Company, upon written notice from Mr. Marcinek, Mr. Marcinek is entitled to terminate his employment and receive a severance payment equal to twenty-four months of his then-current base salary in addition to a single lump-sum cash amount equal to any accrued but unpaid incentive compensation pro-rated through Mr. Marcinek’s date of termination. The Marcinek Employment Agreement defines a Change in Control as: “the consummation of any of the following transactions effecting a change in ownership or control of the Company: (1) a merger, consolidation or reorganization, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company’s outstanding voting securities immediately prior to such transaction; or (2) any transfer, sale or other disposition of all or substantially all of the Company’s assets; or (3) the acquisition, directly or indirectly by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s beneficial holders.” The consummation of the Offer would constitute a Change of Control of the Company under the Marcinek Employment Agreement. The Compensation Committee of the Board has approved the making of severance payments to Mr. Marcinek, pursuant to the terms of the Marcinek Employment Agreement, upon consummation of the offer, without requiring he actually terminate his employment.

The foregoing description of the Marcinek Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the same agreement which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference. Mr. Marcinek has agreed to terminate the Marcinek Employment Agreement contingent on the closing of the Merger and in connection with the termination he will receive the benefits outlined above. Haemonetics has entered into an employment agreement with Mr. Marcinek contingent on the closing of the Merger, as described in this Item 3 under “Agreements with Haemonetics and the Purchaser.”

Employment Agreement with Darren P. Craig

Effective as of November 1, 2008, the Company entered into an employment agreement and an amendment, dated as of the same date, to such employment agreement with Darren P. Craig, the Company’s Acting Chief Financial Officer (the “Craig Employment Agreement”). In the event of a Change in Control of the Company, all of the Company Stock Options previously awarded to Mr. Craig will immediately vest. The Craig Employment Agreement defines a Change in Control as when “(i) there is any transaction or series of related transactions (including but not limited to a merger or reorganization) pursuant to which a person, other than the Company, acquires directly or indirectly, the beneficial ownership of securities issued by the Company having greater than fifty percent (50%) or more of the voting power of all of the voting securities issued by the Company; or (ii) the Company consolidates with or merges with or into any person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person; or (iii) individuals who on the effective date constituted the Board of Directors of the Company cease for any reason to constitute a majority of such Board of Directors.” The consummation of the Offer would constitute a Change in Control under the Craig Employment Agreement.

The foregoing description of the Craig Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the same agreement which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Change-in-Control Payments for Executive Officers

The table below lists the total potential change-in-control payments for the Company’s Chief Executive Officer and President and Chief Operating Officer under the Ruxin Employment Agreement and the Marcinek Employment Agreement, respectively, arising on the Acceptance Date:

Change-in-Control Payments
Following a Change in
Name	Control of the Company(1)

Michael I. Ruxin, M.D.	$1,004,359
Thomas F. Marcinek	$618,446

(1)	These calculations are based on a continuation for twenty-four months of the employee’s then-current base salary, accrued paid time off payouts, annual benefits, annual disability insurance, and additional amounts due.

The foregoing summary is qualified in its entirety by reference to the Information Statement attached hereto as Annex A and to Exhibits (e)(7) and (e)(8) attached hereto, each incorporated herein by reference.

Bonus Payments to Global Med Executive Officers for Fiscal Year 2009

The Compensation Committee of the Board is responsible for recommending the salary and other incentive compensation for the Company’s executive officers. Prior to the 2009 fiscal year, the Compensation Committee, together with an independent compensation consultant, established certain bonus levels for the Company’s executive officers that were based on achieving certain revenue, gross margin and EBITDA targets for the year ended December 31, 2009. Based on these previously established criteria, Dr. Ruxin will receive a cash bonus of approximately $118,817, Mr. Marcinek will receive a cash bonus of approximately $71,375, Mr. Craig will receive a cash bonus of approximately $30,713, Mr. Csore will receive a cash bonus of approximately $30,631 and Mr. Pellegrini will receive a cash bonus of approximately $35,978, each based on the Company’s estimated operating results for 2009. All of these bonus payments are subject to further adjustment based on the audited financial results for the 2009 fiscal year, which are not yet final as of the date of this document. All of these bonus payments will be paid irrespective of the consummation of the Merger.

However, upon consummation of the Merger, the bonus payments will be payable at the Effective Time. Mr. Dustin and Mr. Willman will also receive $97,523 and $75,986, respectively, for commissions earned in fiscal year 2009.

Effect of the Merger Agreement on Global Med Common Stock Owned by Global Med Directors and Executive Officers

The table below lists the amount of consideration each Global Med director and executive officer will receive for shares of Global Med Common Stock owned in connection with consummation of the Offer and the Merger, presuming that each Global Med director and executive officer tenders all of his or her shares of Global Med Common Stock owned as of February 26, 2010 into the Offer.

		Amount to be
	Number of	Received in
	Common Shares	the Offer for
Name	Owned(1)	Common Shares

Michael I. Ruxin	1,150,579	$1,403,706
Thomas F. Marcinek	558,204	$681,009
Sarah L. Eames	27,559	$33,622
T. Kendall Hunt	27,559	$33,622
Robert R. Gilmore	27,559	$33,622
Darren P. Craig	—	—
Miklos Csore	33,732	$41,153
William Scott Dustin	—	—
Timothy J. Pellegrini	538,280	$656,702
Gerald F. Willman, Jr.	933,961	$1,139,432

(1)	Excludes shares issuable upon the exercise of Company Stock Options.

Effect of the Merger Agreement on Other Affiliates of the Company

Victory Park Special Situations Master Fund Ltd. (“Victory Park”) will receive aggregate gross proceeds of approximately $14.7 million in the Offer and the Merger in exchange for its warrants to purchase Global Med Common Stock, Global Med Common Stock and Global Med Preferred Stock as of February 26, 2010. This calculation is as of February 26, 2010 based partially on information contained in the Schedule 13D/A jointly filed by Victory Park Capital Advisors, LLC, Victory Park, Jacob Capital, L.L.C. and Richard Levy pursuant to the Exchange Act on February 1, 2010, which may not be current as of the date of this Schedule 14D-9.

Special Committee of the Global Med Board

On November 10, 2009, the Board established the Special Committee, to examine, negotiate, evaluate and make recommendations concerning any potential strategic alternatives for Global Med or any related matters, including a potential transaction with Haemonetics and the Offer. The Special Committee is comprised of Mr. Gilmore, Ms. Eames, and Mr. Hunt each of whom are independent under the requirements of NASDAQ Listing Rule 5605 and under the Exchange Act. Mr. Gilmore is the Chairman of the Special Committee. As Chairman, Mr. Gilmore will receive a one-time fee of $5,000. A fee of $1,500 will be paid to each member of the Special Committee per meeting for any meetings necessary in the performance of their duties as members of the Special Committee. Each member of the Special Committee will be reimbursed for any out-of-pocket expenses incurred in the performance of his or her duties as a member of the Special Committee.

Effect of the Offer and the Merger Agreement on Employee Benefits

From and after the Effective Time, Haemonetics will maintain employee benefits for continuing Global Med personnel until December 31, 2010 at the same levels that are, in the aggregate, no less favorable than those in effect immediately before the execution of the Merger Agreement. For the purposes of eligibility to participate, vesting, PTO/vacation benefit levels and for other appropriate benefits (including, but not limited to, applicability of minimum waiting periods for participation under the employee benefit plans of Haemonetics and its subsidiaries providing benefits to any Company employee after the Effective Time), each Company employee will be credited with his or her years of service with the Company before the Effective Time, to the same extent as such Company employee was entitled before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company employee participated or was eligible to participate immediately prior to the Effective Time, subject to applicable legal and tax requirements and provided that the foregoing does not apply to the extent that its application would result in a duplication of benefits. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance

The CBCA allows a Colorado corporation to eliminate the personal liability of directors of a corporation to the corporation or its Shareholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Colorado law or obtained an improper personal benefit. The Company’s articles of incorporation, as amended and restated, provide that to the fullest extent permitted by the CBCA, no director shall be liable to the Company or its Shareholders for monetary damages for breaches of his or her fiduciary duty as a director.

The CBCA also allows a Colorado corporation to indemnify its officers and directors for certain expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts incurred by such officers and directors in any action or proceeding arising out of such persons’ service as such, or for such persons’ service at any other company or enterprise to which the person provides services at the corporation’s request, provided that the officer or director acted in good faith, believed that his or her conduct was in the corporation’s best interests, and did not obtain an improper personal benefit. In addition, the CBCA allows a corporation to advance litigation expenses to an officer or director who has been sued in his or her capacity as such, under certain conditions. The Company’s articles of incorporation, as amended and restated, and bylaws require the Company to indemnify its officers and directors, and to advance litigation expenses for their benefit, to the maximum extent permitted by the CBCA.

Under the Merger Agreement, for six years following the closing of the Merger, any rights to indemnification or exculpation in favor of the Company’s current and former directors and officers, or such persons who were directors or officers prior to the execution of the Merger Agreement, in place at the time of execution of the Merger Agreement shall continue in full force and effect. At or prior to the Acceptance Date, the Company will purchase and prepay a six-year “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (the “Existing D&O Policies”) with respect to matters arising at or before the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement (the “Tail Policy”). However, if such Tail Policy is not available at a cost equal to or less than 300% of the aggregate annual premiums paid by the Company during the most recent policy year for the Existing D&O Policies, the Company will purchase the best coverage as is reasonably available for such amount. Haemonetics will cause the Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Company.

Indemnification Agreements with the Global Med Directors

Following execution of the Merger Agreement and filing of the CJC Action (as defined in Item 8(j) — “Additional Information To Be Furnished — Shareholder Litigation” below), the Company entered into separate indemnification agreements (the “Indemnification Agreements”) with each of its directors. In addition to the indemnification and advancement of expenses provided for in the Company’s articles of incorporation, as amended and restated, and bylaws, these agreements, among other things, provide the directors with rights of contribution under certain circumstances and the right to have their expenses paid by the Company if they must enforce their rights of advancement.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the form of such Indemnification Agreements, which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.

(b)	Section 16 Matters.

Pursuant to the Merger Agreement, the Company has agreed to take all steps to cause any dispositions of the Shares, Company Stock Options or any other dispositions of equity securities of the Company in connection with the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 of the Exchange Act.

(c)	Agreements with Haemonetics and the Purchaser.

The Merger Agreement.  The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among Haemonetics, the Purchaser and the Company in relation to the Offer and the Merger. The Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Haemonetics, the Purchaser or the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Haemonetics, the Purchaser or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Haemonetics may have the right not to consummate the Tender Offer, or a party thereto may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Shareholders and are qualified by information set forth on the disclosure schedules. Accordingly, Shareholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Confidentiality Agreement.  The Company and Haemonetics entered into a mutual confidentiality agreement, dated March 30, 2009 (the “Confidentiality Agreement”), in connection with a potential negotiated transaction between the parties. Pursuant to the Confidentiality Agreement, Haemonetics and the Company agreed to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of the other party, and to use such information solely for the purpose of evaluating a possible transaction with one another.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Exclusivity Agreement.  On December 2, 2009, Haemonetics and the Company entered into a letter agreement (the “Exclusivity Agreement”) pursuant to which the Company agreed that, during the period beginning on December 2, 2009 and ending on January 4, 2010, the Company would not directly or indirectly solicit, initiate, knowingly encourage, facilitate, participate in negotiations, provide any confidential information to, enter into any agreement with or otherwise cooperate in any manner with respect to an Acquisition Proposal from any person or entity. An “Acquisition Proposal” was defined as “(a) any merger, consolidation, business combination or other similar transaction with the Company, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the consolidated assets of the Company and its subsidiaries and/or (c) any tender offer or exchange offer for 15% or more of the outstanding shares (or of any class of outstanding shares) of the Company’s capital stock.” Notwithstanding those restrictions, as required by the Company’s sales contracts with two significant customers (the “Customers”), the Company was entitled to notify, and did notify both Customers of the Company’s receipt of the Expression of Interest from Haemonetics (as defined in the section of Item 4 hereof entitled “Background of the Transaction”). Under the Exclusivity Agreement, if the Company were to receive an Acquisition Proposal from either of the Customers, or an unsolicited Acquisition Proposal from another third party, the Company was entitled to pursue such proposal if, based upon the advice of its outside legal counsel, the Board determined that failure to do so would violate the Board’s fiduciary duty under Colorado law.

Haemonetics and the Company renewed the Exclusivity Agreement for the period from January 25, 2010 to January 31, 2010. In consideration for the Company’s agreements under the Exclusivity Agreement (as extended), Haemonetics agreed to use reasonable commercial efforts to perform its due diligence on the Company. In the event Haemonetics decided to abandon its inquiry into the Company or any further pursuit of a transaction with the Company, the Exclusivity Agreement would immediately terminate. The Exclusivity Agreement also reaffirmed the Confidentiality Agreement. The Exclusivity Agreement has now been superseded by the Merger Agreement.

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement. The Exclusivity Agreement and its amendment are filed as Exhibits (e)(5) and (e)(6) hereto and are incorporated herein by reference.

Tender and Support Agreements

In connection with the execution of the Merger Agreement, each of Michael I. Ruxin, M.D., Global Med’s Chairman and Chief Executive Officer, Thomas F. Marcinek, Global Med’s President and Chief Operating Officer, and Victory Park, Global Med’s largest shareholder, entered into a Tender and Support Agreement with the Purchaser and Haemonetics. The following summary of certain provisions of the Tender and Support Agreements is qualified in its entirety by reference to the Tender and Support Agreements themselves, which are included as Exhibits (e)(2)(A) and (e)(2)(B) hereto and incorporated herein by reference. Interested parties should read the Tender and Support Agreements in their entirety for a more complete description of the provisions summarized below.

Dr. Ruxin, Mr. Marcinek and Victory Park each agreed to tender in the Offer, and not to withdraw, the Shares he or it owns or acquires after the commencement of the Offer, including any Global Med Common Stock acquired upon the exercise of any stock options or warrants, in exchange for the Common Stock Offer Price or the Preferred Stock Offer Price, as applicable. At every meeting of the Shareholders called, and at any adjournment or postponement of a shareholder meeting, each of Dr. Ruxin, Mr. Marcinek and Victory Park will vote or cause to be voted his or its Shares (to the extent that any of the Shares are not purchased in the Offer):

•	In favor of the adoption and approval of the Merger Agreement and the related transactions.

•	Against (1) any agreement or arrangement related to or in furtherance of any acquisition proposal, (2) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Global Med or any of its subsidiaries, (3) any other transaction, the consummation of which would impede, interfere with, prevent or materially delay the Offer or the Merger or (4) any action, proposal, transaction or agreement that would result in (i) a breach of any covenant, representation or warranty or other obligation or agreement of Global Med under the Merger Agreement or of Dr. Ruxin, Mr. Marcinek or Victory Park under his or its Tender and Support Agreement or (ii) the failure of any of the conditions of the Offer set forth in Section 14 — “Certain Conditions of the Offer” of the Offer to Purchase to be satisfied.

•	In favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement.

For as long as the Tender and Support Agreements are effective, except in furtherance of the Offer and the Merger as provided therein, each of Dr. Ruxin and Mr. Marcinek (in their capacities as Shareholders) and Victory Park have agreed:

•	Not to grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of Global Med’s securities.

•	Not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by operation of law, other than by death of any person) Shares or, in the case of Global Med Preferred Stock, redeem or convert such shares for Global Med Common Stock, or enter into any contract, option or other arrangement or understanding with respect to any such transaction, in all cases including any Shares subsequently acquired.

•	To waive, and not to exercise or assert, if applicable, any dissenters’ rights under Article 113 of the CBCA in connection with the Merger.

•	To take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Global Med or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of their respective Tender and Support Agreement, the Merger Agreement or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.

In addition, each of Dr. Ruxin, Mr. Marcinek and Victory Park also agreed not to, directly or indirectly:

•	Solicit, initiate, knowingly encourage or knowingly facilitate (including by way of providing non-public information) the submission of any inquiry, indication of interest, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement) or participate in or knowingly facilitate any discussions or negotiations with respect to an Acquisition Proposal.

•	Approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement that may reasonably be expected to lead to an Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle requiring such stockholder (whether or not subject to conditions) to abandon, terminate or fail to consummate the transactions contemplated by the Tender and Support Agreement or to breach its obligations under that agreement.

As an exception to these limitations, Victory Park may have discussions or negotiations with any Qualified Bidder (as defined in the Merger Agreement) if and for so long as the Board engages in discussions or negotiations regarding an Acquisition Proposal with such Qualified Bidder, in accordance with the Merger Agreement.

Each Tender and Support Agreement, and all rights and obligations of the Purchaser, Haemonetics and Dr. Ruxin, Mr. Marcinek and Victory Park thereunder will terminate on the earlier of (1) the termination of the Merger Agreement in accordance with its terms, (2) the Effective Time or (3) upon mutual written agreement of the parties to such Tender and Support Agreement. In addition, Victory Park’s Tender and Support Agreement may sooner terminate upon (a) any decrease of the Common Stock Offer Price and/or the Preferred Stock Offer Price, (b) the acquisition by Haemonetics of all of Victory Park’s Global Med securities, whether pursuant to the Offer or otherwise, (c) the termination of the Offer prior to the Expiration Date, or (d) Global Med having effected an Adverse Recommendation Change pursuant to and in accordance with the terms of the Merger Agreement.

As of January 31, 2010, the parties to the Tender and Support Agreements held 6,585,548 shares of Global Med Common Stock and 3,960 shares of Global Med Preferred Stock which represented approximately 18% of the outstanding shares of Global Med Common Stock and 78% of the outstanding shares of Global Med Preferred Stock. In addition, as of January 31, 2010, the parties to the Tender and Support Agreements held options to purchase 1,500,000 shares of Global Med Common Stock and warrants to purchase

4,125,000 shares of Global Med Common Stock. After the signing of the Merger Agreement was announced publicly, a Shareholder exercised its right to convert its shares of Global Med Preferred Stock into shares of Global Med Common Stock. As a result of this conversion, the parties to the Tender and Support Agreements hold approximately 17% of the shares of Global Med Common Stock and 100% of the shares of Global Med Preferred Stock outstanding on the date of this Schedule 14D-9.

The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreements, which are filed herewith as Exhibits (e)(2)(A) and (e)(2)(B) and are incorporated herein by reference. The description of the Victory Park Tender and Support Agreement is based on information contained in the Schedule 13D/A jointly filed by Victory Park Capital Advisors, LLC, Victory Park, Jacob Capital, L.L.C. and Richard Levy pursuant to the Exchange Act on February 1, 2010, which may not be current as of the date of this Schedule 14D-9 and assumes there have been no modifications to such Tender and Support Agreement.

Employment and Change of Control Arrangements with Haemonetics

On January 31, 2010, each of Dr. Ruxin and Mr. Marcinek entered into an employment agreement (each a “New Employment Agreement” and collectively, the “New Employment Agreements”) with Haemonetics, effective as of the Effective Time, to continue his employment with the Surviving Corporation following the closing of the Merger. If the Offer succeeds and the Merger is consummated, the existing employment agreements of Messrs. Ruxin and Marcinek will be terminated and the New Employment Agreements will supersede the executive officer’s rights and obligations under the executive’s prior employment agreement (except for any existing severance obligations).

Michael I. Ruxin, M.D.  The effectiveness of the New Employment Agreement with Dr. Ruxin is contingent on the closing of the Merger. The term of Dr. Ruxin’s New Employment Agreement is three years. Dr. Ruxin is entitled to an annual base salary of not less than $400,000, with the potential to earn a bonus of up to an additional 30% of his annual base salary, as determined by Haemonetics’ Compensation Committee. In connection with the commencement of Dr. Ruxin’s employment and subject to the vote of the Haemonetics’ Compensation Committee, he will be awarded an option to purchase 105,000 shares of Haemonetics common stock, which will vest annually in equal installments over five years. Dr. Ruxin will also be eligible for customary insurance benefits.

Dr. Ruxin’s New Employment Agreement provides that if he is terminated by Haemonetics without cause or he resigns for good reason, Haemonetics will pay to Dr. Ruxin an amount equal to two times his base salary and he will be entitled to medical insurance benefits for a period of two years from the date of such termination or resignation. In addition, his initial Haemonetics option grant will vest in full and be exercisable for the lesser of the balance of the term of the option or five years from the date of termination. Upon the commencement of his employment, Dr. Ruxin and Haemonetics will enter into Haemonetics’ standard senior executive change in control agreement pursuant to which Dr. Ruxin will be entitled to (1) a lump sum payment of twice the sum of his annual base salary plus his annual target bonus, (2) a lump sum payment equal to the cost of providing medical, dental, life and disability insurance coverage for a period of two years following such termination, and (3) potential acceleration of the vesting of his equity awards (such benefits in lieu of any payment under his New Employment Agreement) if Dr. Ruxin separates from Haemonetics due to termination by Haemonetics without cause or if Dr. Ruxin resigns due to a constructive termination in the two years following a change in control of Haemonetics.

Dr. Ruxin’s New Employment Agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby Dr. Ruxin agrees not to provide services to any company in the industry in which Haemonetics competes for two years and not to solicit or interfere with Haemonetics’ relationships with any of its customers, suppliers or employees for two years after the termination of his employment.

Thomas F. Marcinek.  The effectiveness of the New Employment Agreement with Mr. Marcinek is contingent on the closing of the Merger. The term of Mr. Marcinek’s New Employment Agreement is three years. Mr. Marcinek is entitled to an annual base salary of not less than $300,000, with the potential to earn a bonus of up to an additional 30% of his annual base salary, as determined by Haemonetics’ Compensation

Committee. In connection with the commencement of Mr. Marcinek’s employment with Haemonetics, and subject to the vote of the Haemonetics Compensation Committee, he will be awarded an option to purchase 55,000 shares of Haemonetics common stock, which will vest annually in equal installments over five years. Mr. Marcinek will also be eligible for customary insurance benefits. Mr. Marcinek’s New Employment Agreement provides that if he is terminated by Haemonetics without cause or he resigns for good reason, Haemonetics will pay to Mr. Marcinek an amount equal to two times his base salary and he will be entitled to medical insurance benefits for a period of two years from the date of such termination or resignation. In addition, his initial Haemonetics option grant will vest in full and be exercisable for the lesser of the balance of the term of the option or five years from the date of termination.

Upon the commencement of his employment, Mr. Marcinek and Haemonetics will enter into Haemonetics’ standard senior executive change in control agreement pursuant to which Mr. Marcinek will be entitled to (1) a lump sum payment of twice the sum of his annual base salary plus his annual target bonus, (2) a lump sum payment equal to the cost of providing medical, dental, life and disability insurance coverage for a period of two years following such termination, and (3) potential acceleration of the vesting of his equity awards (such benefits in lieu of any payment under his New Employment Agreement) if Mr. Marcinek separates from Haemonetics due to termination by Haemonetics without cause or if Mr. Marcinek resigns due to a constructive termination in the two years following a change in control of Haemonetics.

Mr. Marcinek’s New Employment Agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby Mr. Marcinek agrees not to provide services to any company in the industry in which Haemonetics competes for two years and not to solicit or interfere with Haemonetics’ relationships with any of its customers, suppliers or employees for two years after the termination of his employment.

The foregoing description of the New Employment Agreements does not purport to be complete and is qualified in its entirety by (1) reference to the description of these agreements in the Offer to Purchase, which is incorporated herein by reference, and (2) reference to the New Employment Agreements (which are filed as Exhibit (e)(3)(A) and Exhibit (e)(3)(B) hereto) and are incorporated herein by reference.

Ownership of Company Securities.  The Offer to Purchase states that Haemonetics and the Purchaser do not own any Shares.

Board Designees.  The Merger Agreement provides that after the Purchaser accepts for payment and pays for Shares, the Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board, giving effect to the election of any additional directors, and (ii) the percentage that the number of Shares beneficially owned by Haemonetics and the Purchaser bears to the total number of Shares outstanding. The Company, upon request, will use best efforts to cause the Purchaser’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors, as necessary. Moreover, the Company will take all reasonable actions necessary to cause individuals designated by the Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of directors of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Purchaser intends to designate representatives to the Board from among the directors and officers of the Purchaser and Haemonetics. Background information on these individuals is found in the Schedule TO filed by Haemonetics and the Purchaser with the SEC related to the Offer and incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Recommendation of the Board.

On January 31, 2010, the Board (including all of the members of the Special Committee) (i) determined and declared the Merger Agreement and all of the transactions contemplated thereby, including the Offer, and the Merger, advisable and in the best interests of, the Company and the Shareholders; (ii) approved the Offer and the Merger in accordance with the CBCA and the Colorado Corporations and Associations Act; (iii) adopted the Merger Agreement; (iv) approved and authorized the execution and delivery of the Merger Agreement; and (v) recommended that the Shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and approve the Merger and adopt and approve the Merger Agreement at any meeting of Shareholders of the Company called to consider the approval of the Merger and the Merger Agreement, if applicable. Dr. Ruxin and Mr. Marcinek did not participate in the vote of the Board on the Offer and the Merger due to the potential conflicts of interest with respect to the transaction posed by their future employment with Haemonetics and/or the change of control payments under their existing employment agreements, as described herein.

Accordingly, the Board recommends that the Shareholders ACCEPT the Offer, tender their Shares pursuant to the Offer and approve the Merger and approve and adopt the Merger Agreement and the transactions contemplated thereby, if applicable.

A copy of the letter to the Shareholders, dated March 3, 2010, communicating the recommendation of the Board, as well as a joint press release, dated February 1, 2010, issued by the Company and Haemonetics announcing the execution of the Merger Agreement, are included as Exhibits (a)(4) and (a)(5) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

(b)	Background of the Transaction.

The following information was prepared by the Company. Neither the Company nor its representatives takes any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which the Company or its representatives did not participate. Information about the Company was provided by the Company, and neither Haemonetics, the Purchaser nor their representatives take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Haemonetics or its representatives did not participate. All dates referred to in the following information are as of Boston, Massachusetts time.

The Company has periodically reviewed and assessed trends and conditions impacting the Company, and from time to time the Board has considered and, in some cases, pursued strategic options potentially available to the Company, including growth through product investments, targeted acquisitions of other businesses, strategic combination transactions and commercial arrangements. Over the past several years, the Company has received inquiries and engaged in discussions regarding potential acquisitions of the Company or other strategic alliances with several interested parties, including from the customers and other third parties identified below.

On October 26, 2007, the Company’s management met with three investment advisory firms, Burnham Financial, Stewart Collins and Noble Financial Group, regarding strategic alternatives available to the Company. The firms provided their view of the Company and the direction they believed was best for the Company. After these meetings, the Company periodically continued to review various strategic alternatives presented by the advisory firms.

On March 14, 2008, Dr. Ruxin and Chris Lindop, Haemonetics’ chief financial officer and vice president of business development, spoke via telephone regarding potential relationships between Haemonetics and the Company.

On April 24, 2008, Brad Nutter, who was then Haemonetics’ chief executive officer and is now the executive chairman of Haemonetics’ board of directors and Mr. Lindop called Dr. Ruxin and Mr. Marcinek to arrange an introductory June 3, 2008 meeting between representatives of the Company and Haemonetics. On

June 3, 2008, Mr. Nutter and Mr. Lindop met in Chicago, Illinois with Dr. Ruxin and Mr. Marcinek to discuss general industry developments.

In December 2008, a representative of Victory Park Capital Advisors LLC, the investment advisor of Victory Park, Global Med’s largest Shareholder, contacted Mr. Lindop and discussed a possible transaction involving Global Med. To the Company’s knowledge, Haemonetics’ representatives did not have any further conversations with Victory Park or any of its representatives regarding a possible business combination transaction with the Company until the week of January 25, 2010 (see below).

On December 9, 2008, Victory Park delivered a letter to the Company recommending that the Board either (1) commence an auction process for the Company to identify a strategic or financial buyer or (2) pursue a buyout transaction led by Victory Park. A representative of Victory Park stated (and confirmed in a Schedule 13D filed with the SEC) that it was prepared to offer to purchase all of the Company’s outstanding equity securities that it did not already own for $1.10 per share in cash, subject to completion of confirmatory due diligence and negotiations. Moreover, Victory Park asserted it was prepared to move quickly to realize this transaction and set a deadline of December 16, 2008 for a Board response. The Company subsequently discussed possible strategic alternatives with a representative of Victory Park, and on February 1, 2009 the Company executed a Non-Disclosure Agreement (“NDA”) with Victory Park. Ultimately, however, the Board elected not to pursue a transaction with Victory Park due to the perceived insufficiency of price and other uncertainties. From time to time thereafter during the spring and summer of 2009, representatives of Victory Park requested the Board to either (1) seek a buyer for the Company (2) recapitalize the Company or (3) otherwise provide liquidity to Victory Park.

On January 27, 2009, Dr. Ruxin called Mr. Lindop to schedule a meeting to discuss potential strategic possibilities between their respective companies.

In early 2009, management of the Company had general discussions with one of its competitors (“Interested Third Party 1”) regarding a possible combination of the two companies and the strategic and operational benefits of such a combination. No additional discussions occurred with Interested Third Party 1 until January 28, 2010.

On February 3, 2009, Dr. Ruxin and Mr. Marcinek had a general discussion with a private equity fund regarding a possible investment in the Company but pricing was not discussed. After the initial discussion, neither the private equity fund nor Dr. Ruxin initiated any further contact.

On March 23, 2009, Mr. Nutter, Mr. Lindop and Brian Concannon, who was then Haemonetics’ chief operating officer and shortly thereafter became its chief executive officer, met with Dr. Ruxin and Mr. Marcinek in Denver, Colorado. At this meeting, the participants discussed Haemonetics’ and Global Med’s respective business profiles, general industry developments, and the potential for a strategic transaction between Global Med and Haemonetics.

On March 30, 2009, Haemonetics and Global Med entered into a mutual confidentiality agreement pursuant to which Haemonetics and Global Med each agreed to maintain the confidentiality of any non-public information shared with it by the other party.

On April 8, 2009, Dr. Ruxin sent a letter to Messrs. Concannon and Lindop regarding a potential business combination transaction between Haemonetics and the Company, and enclosing certain capitalization information and financial projections prepared by Global Med. The projections applied various assumptions suggested by Haemonetics and others assumptions made by the Company’s management regarding the operations and prospects of the Company after the Merger (see Item 8 — “Additional Information To Be Furnished — Certain Projected Financial Information” below).

On April 15, 2009, Dr. Ruxin and Mr. Lindop had a telephone conversation regarding the financial information included in the April 8th letter.

On April 27, 2009, Dr. Ruxin and Messrs. Concannon, Lindop and Marcinek met in Braintree, Massachusetts. At this meeting, the participants continued to discuss, in general terms, a possible business combination transaction between the two companies. The following day, Dr. Ruxin and Mr. Marcinek met at

Haemonetics’ corporate headquarters with various members of Haemonetics’ senior management team and provided additional details about Global Med’s business and technology.

During the weeks of May 4 and 11, 2009, Mr. Lindop and Dr. Ruxin had telephone conversations in which they continued their discussions regarding the potential framework for a business combination transaction. They also discussed the possibility of Dr. Ruxin and Mr. Marcinek being involved in the management of the Global Med business following such a transaction.

On May 14, 2009, Mr. Concannon sent Dr. Ruxin a response to his April 8th letter regarding the exploration of a possible acquisition of Global Med by Haemonetics.

Also on May 14, 2009, at a meeting of the Board, Dr. Ruxin informed the Board of various possible business opportunities, including a possible interest by Haemonetics in acquiring the Company. No potential deal terms, management structure or valuation estimates were provided to the Board as such discussions were preliminary.

On May 28, 2009, Dr. Ruxin requested that further discussions about any potential business combination transaction be directed to Global Med’s outside counsel at K&L Gates LLP (“K&L Gates”). Thereafter, on June 9, 2009, Mr. Lindop and James O’Shaughnessy (Haemonetics’ general counsel) had a telephone conversation with a representative of K&L Gates in which Mr. Lindop explained that, because of unrelated priorities, Haemonetics would be suspending further discussions regarding a potential business combination transaction with Global Med until at least late summer 2009.

From time to time during the spring, summer and fall of 2009, Dr. Ruxin made contact and had general conversations with several industry participants and investment bankers concerning a possible recapitalization, acquisition, sale or other strategic transaction involving the Company.

On August 26, 2009, Dr. Ruxin, Mr. Marcinek, Mr. Lindop and Mr. Concannon spoke telephonically regarding the possibility of reviving discussions regarding a business combination between the respective companies. Mr. Concannon and Mr. Lindop indicated that Haemonetics was not in a position to resume discussions at that time.

On September 8, 2009, Victory Park filed a Schedule 13D/A with the SEC indicating its intent to make an offer for the Company at $0.90 per share of Global Med Common Stock. The Company offered to enter into a non-disclosure agreement with Victory Park in response to such filing. Victory Park did not sign the NDA, and no further action was taken by the Company or (to the Company’s knowledge) by Victory Park in connection with Victory Park’s filing.

In October 2009, the Board solicited proposals from three investment bankers (including St. Charles Capital, LLC (“St. Charles”)) to explore the Company’s strategic alternatives.

Also in late October 2009, Anthony Pare, Haemonetics’ vice president — mergers and acquisitions, met with Dr. Ruxin and Mr. Marcinek at the Association for Blood Banks meeting in New Orleans, Louisiana. During these meetings, they discussed a possible business combination transaction between the two companies as well as several of Global Med’s products. Mr. Pare informed Dr. Ruxin and Mr. Marcinek that Haemonetics would not take further actions, if any, in respect of a potential business combination transaction with Global Med until after the next meeting of the Haemonetics board of directors.

On November 1, 2009, the Company received from a venture capital firm (“Interested Third Party 2”) a letter expressing interest in acquiring the Global Med Common Stock owned by Victory Park or otherwise making an investment in the Company. The letter did not include any information with respect to (1) pricing or structure of the transaction or (2) Interested Third Party 2’s capacity to finance any transaction. Interested Third Party 2 insisted upon exclusivity as a condition to proceeding with any discussion.

On November 8, 2009, Mr. Concannon sent a letter to Dr. Ruxin containing Haemonetics’ non-binding indication of interest (“Expression of Interest”) to acquire Global Med (the “Transaction”) for $1.15 to $1.25 in cash per fully-diluted Share (the “Offered Range”). The letter indicated that the proposal was subject to Haemonetics’ due diligence review of Global Med’s business, finances and operations, and the negotiation of an acceptable definitive agreement. The proposal also requested that the Company grant Haemonetics exclusivity during an initial 30-day due diligence period. Shortly thereafter, Mr. Concannon telephoned Dr. Ruxin and discussed the content of the letter and the basis for the proposal.

On November 10, 2009, the Board met to discuss the letter from Interested Third Party 2 and Haemonetics’ Expression of Interest. In connection with this discussion, the Board noted the continued expression of interest by Victory Park, the Company’s largest Shareholder, for the Company to pursue strategic alternatives. A sale of the Company was mentioned as a possibility. At such Board meeting, the proposals received by the Company from the three investment banking firms in October were also reviewed and discussed. Each of the proposals contained indicative implied equity values for the Company based upon the public information available to the investment banking firms. Also at this Board meeting, the Board established a committee (the “Special Committee”) to explore strategic alternatives available to the Company to maximize Shareholder value. This Special Committee was established in part due to potential conflicts of interest of Dr. Ruxin and Mr. Marcinek believed to exist with respect to a potential transaction posed by their possible future employment with Haemonetics and potential change of control payments under their existing employment agreements. The Special Committee consisted of independent directors Sarah L. Eames, T. Kendall Hunt and Robert R. Gilmore. Mr. Gilmore was appointed as Chairman of the Special Committee. Prior to the formation of the Committee, the Board members discussed the selection of the Committee’s members and the need to insure the independence of each member of the Special Committee. After discussion, which included consultation with counsel, Board members Eames, Gilmore and Hunt were each recognized as independent directors for this purpose. In that regard, Mr. Hunt’s investments in Victory Park and certain of its affiliates, and his membership on the Advisory Board (which has no decision-making authority) of Victory Park Capital Advisors LLC, were determined not to impair Mr. Hunt’s independence for purposes of the Special Committee.

On November 13, 2009, Mr. Gilmore spoke to Mr. Lindop about Haemonetics’ Expression of Interest.

Also on November 13, 2009, a representative of Victory Park suggested that Mr. Gilmore contact a representative of a large, high-net worth family office that might have an interest in acquiring the Company. Mr. Gilmore contacted the representative the next day, but the family office expressed no serious interest in a transaction with the Company.

On November 16-17, 2009, a representative of Victory Park again contacted Mr. Gilmore to request that the Company retain an investment banking firm to conduct an auction sale of the Company. Mr. Gilmore declined to converse with Victory Park substantively unless Victory Park executed a new NDA. Victory Park elected not to sign an NDA at that time.

On November 17, 2009 and continuing on November 18, 2009, the Special Committee met for the first time, to discuss the direction of its activities, the Expression of Interest from Haemonetics, Haemonetics’ request for exclusivity, the inquiry from Interested Third Party 2 and the possibility of generating additional interest in the Company from other third parties. At that meeting, the members of the Special Committee observed that the market price of Global Med Common Stock seemed to be stagnant, perhaps because of a lack of institutional interest in the Company, the overhang of options and warrants, and/or the Company’s relatively complex capitalization. As a contributing factor, the Special Committee cited the inability of the Company to obtain approval for the listing of Global Med Common Stock on a major national stock exchange. The Special Committee discussed the merits of focusing on a single bidder versus initiating an auction or other broader process. They weighed several factors that favored a negotiated transaction with Haemonetics versus the potential benefits of an auction (all assuming that the Special Committee elected to sell the Company at all). The factors that favored a negotiated transaction included (i) the directors’ belief that Haemonetics had the most strategic value to be gained in a combination with Global Med compared to other potential suitors (and thus would likely offer the highest price), (ii) their concern that only a few companies would be strategic fits for the Company, and (iii) concern from the Company’s management that the publicity likely resulting from an auction process could lead to losses of existing and prospective customers and/or key employees. They noted that an auction could still be undertaken at a later date and that the required notices to the Customers would provide the opportunity for these two companies to submit a proposal. The Special

Committee accordingly decided to encourage and pursue the Expression of Interest but to try to defer exclusivity in favor of Haemonetics. The Special Committee concluded that the inquiry from Interested Third Party 2 was speculative and inappropriately focused on benefiting a single Shareholder. The Special Committee directed management to establish and populate a due diligence data room containing due diligence materials regarding the Company (the “Data Room”) for Haemonetics and possible other interested parties to review.

At this November 18th meeting, the Special Committee retained Ducker, Montgomery, Aronstein & Bess P.C. (“Ducker Montgomery”) as counsel to the Special Committee. After a full discussion, Ducker Montgomery confirmed the independence of each member of the Special Committee pursuant to the requirements of NASDAQ Listing Rule 5605, the Exchange Act and other applicable standards. The Special Committee also discussed the Company’s sales contracts with the Customers. Although it had not decided to sell the Company, the Special Committee viewed the Customers as potential strategic buyers of the Company. The contract with one Customer precluded the Company from entering into any agreement for a change of control of the Company absent at least two weeks’ prior notice to the Customer. The contract with the second Customer required the Company to give that Customer at least 90 days’ prior notice prior to consummating any change of control together with a reasonable opportunity to make an offer for the acquisition of the Company.

On November 19, 2009, Mr. Gilmore informed Mr. Lindop that Haemonetics could begin due diligence, but that the Company would not grant exclusivity to Haemonetics at that time. A due diligence request list was provided to the Company by Haemonetics. Over the next ten days, the Company began populating the Data Room and Haemonetics continued to request exclusivity. During the same time frame, Mr. Gilmore informed Haemonetics about the Company’s contractual notification obligations to the Customers.

From time to time from November 19, 2009 through January 31, 2010, representatives and advisors of Haemonetics reviewed the information and documentation contained in the Data Room, and the Company’s management conducted numerous in-person and telephonic meetings with representatives of Haemonetics in connection with Haemonetics’ due diligence review of the Company.

In the last week of November 2009, as the Data Room continued to be populated with Company information, Mr. Lindop told Mr. Gilmore that Haemonetics would not proceed with its pursuit of the acquisition of the Company absent exclusivity. In particular, Mr. Lindop told Mr. Gilmore that Haemonetics would not participate in any auction process should the Company elect to pursue that course. The Special Committee conversed and agreed in principle to permit exclusivity to Haemonetics for a limited period of time sufficient for Haemonetics to complete its due diligence. The parties and their counsel negotiated and, on December 2, 2009, Global Med and Haemonetics executed an exclusivity agreement (see Item 3 — “Agreements with Haemonetics and the Purchaser” above).

On December 1, 2009, a representative of Victory Park called Mr. Gilmore and informed Mr. Gilmore that Victory Park would now sign an NDA. With the concurrence of the Special Committee and Haemonetics, an NDA was negotiated and signed by Victory Park on December 4, 2009. Mr. Gilmore proceeded to provide to Victory Park general information regarding the Company’s discussions with Haemonetics, but Mr. Gilmore declined to share with Victory Park either the specific Offered Range provided by Haemonetics or the identity of the potential acquiror at that time. Victory Park indicated that it was a seller, not a buyer, at a price of $1.20 per share of Global Med Common Stock. Victory Park also mentioned to Mr. Gilmore that representatives of Victory Park had contacted several other, unidentified large Shareholders (to the Company’s knowledge, prior to receipt of information about a potential transaction with Haemonetics), and that each had also expressed support for any sale of the Company at $1.20 per share or higher. From time to time thereafter, through January 31, 2010, Victory Park confirmed to the Special Committee its support for any transaction at $1.20 per share or higher.

During the week of December 7, 2009, Haemonetics personnel and certain of its advisors conducted in-person visits at Global Med’s El Dorado Hills, California and Phoenix, Arizona facilities.

On December 11, 2009, representatives from senior management of Global Med and Haemonetics had a teleconference to discuss, in general terms, a communications plan in the event that a definitive agreement was to be reached.

During the week of December 14, 2009, Haemonetics personnel conducted in-person visits at Global Med’s Lyon, France facility and met with Global Med senior managers who presented the Global Med international business to Haemonetics’ personnel to provide some background for the due diligence efforts.

On December 15, 2009, Goodwin Procter LLP (“Goodwin Procter”), counsel to Haemonetics, delivered an initial draft of the merger agreement to Ducker Montgomery. Subsequently, the Special Committee, with its advisors, reviewed issues arising from the proposed Merger Agreement.

On December 19, 2009, Mr. Gilmore spoke to Mr. Lindop regarding the timing for a potential transaction. Mr. Lindop requested that the parties finalize the Merger Agreement as soon as possible to allow for execution and announcement during the week of January 4, 2010. Mr. Gilmore expressed reservations about that timing, given the need to negotiate the Merger Agreement and to finalize disclosure schedules, and for the Special Committee to deliberate on a potential transaction appropriately.

On December 21, 2009, representatives of Haemonetics sent a supplemental due diligence request to representatives of the Company. At or about the same time, representatives of Haemonetics contacted representatives of the Company to discuss the process and timing of a possible transaction and upcoming meetings to be held between senior management of Haemonetics and of the Company. A further supplemental due diligence request was delivered on December 31, 2009. From time to time from December 21, 2009 through January 31, 2010, the Company generated the disclosure schedules to the Merger Agreement.

During the week of December 21, 2009, Haemonetics’ advisors conducted further regulatory compliance due diligence at Global Med’s El Dorado Hills, California facility. Also during that week, Haemonetics delivered initial drafts of employment agreements with Dr. Ruxin and Mr. Marcinek.

From time to time from December 23, 2009 to December 31, 2009, when negotiations regarding a possible transaction were temporarily suspended (see below), and thereafter from time to time from January 5, 2010 through January 31, 2010, the Company negotiated the draft Merger Agreement with Haemonetics.

On December 23, 2009, with the concurrence of Haemonetics, the Company notified the Customers of the possible change of control of the Company.

On December 23, 2009, the Special Committee retained St. Charles to deliver a fairness opinion in connection with any possible sale of the Company. This engagement was subsequently modified to retain St. Charles to act as the Company’s financial advisor generally in connection with the Haemonetics Transaction and specifically in connection with an inquiry received from Interested Third Party 4 (as defined below). The Special Committee elected to retain St. Charles based mainly on (1) the firm’s expertise in health care technology and mergers and acquisition transactions with technology companies and (2) their experience in providing fairness opinions in similar transactions.

On December 24, 2009, counsel for Haemonetics delivered to the Company proposed forms of Tender and Support Agreements, under which (if signed) all five directors of the Company and Victory Park would agree to tender their Shares in the Offer and vote in favor of the Merger. A few days later and from time to time thereafter during the process, counsel to the Company and the Special Committee informed Haemonetics that none of the members of the Special Committee would sign Tender and Support Agreements, due to their desire to maintain their independence in the Transaction.

On December 30, 2009, a representative of St. Charles informed Mr. Gilmore that St. Charles might have difficulty delivering a fairness opinion on an offer with a price toward the lower end of Haemonetics’ Offered Range.

On December 31, 2009, Ducker Montgomery convened a conference call to discuss the tender offer structure and valuation with Mr. Lindop, Mr. O’Shaughnessy, a representative of Goodwin Procter and a representative of K&L Gates. On that call, a representative of Ducker Montgomery attempted to induce Haemonetics to improve its pricing. In response, Mr. Lindop asserted that Haemonetics would not make any offer above its Offered Range. Shortly thereafter, Mr. Concannon called Dr. Ruxin to inform Dr. Ruxin that Haemonetics was suspending negotiations and its due diligence efforts.

Although the Special Committee had not decided to sell the Company, Mr. Gilmore and Mr. Lindop spoke on January 4 and on January 7, 2010 (and communicated by e-mail during the same time frame) regarding the possibility of restarting due diligence and negotiations. Mr. Gilmore indicated that, if Haemonetics desired to proceed with a tender offer structure for a possible transaction, the Company would need some additional legal assurances that Haemonetics would complete the Merger if and when Haemonetics acquired a majority but fewer than all of the Shares of Global Med Common Stock. Mr. Gilmore also asked Haemonetics either to specify a proposed price for the Company or at least narrow its price range sufficiently to allow both parties to proceed with confidence. In particular, on January 7th, Mr. Gilmore gave guidance to Mr. Lindop that a price in the lower end of the Offered Range would not be acceptable. In response, Mr. Lindop indicated that Haemonetics would not engage in a transaction with the Company unless it included a tender offer structure; he declined to narrow Haemonetics’ Offered Range at the time because due diligence had not been completed; and he clarified that Haemonetics’ position on those issues was firm.

On January 4, 2010, the exclusivity period under the initial exclusivity agreement between Haemonetics and Global Med expired without extension.

From January 4 to January 7, 2010, the Special Committee met twice and otherwise conversed frequently regarding the status of a possible transaction with Haemonetics. The Special Committee had discussions regarding the termination of negotiations with Haemonetics and/or pursuing other strategic alternatives for the Company. Despite Haemonetics’ unwillingness to narrow the price range, the Special Committee decided to proceed with negotiations with Haemonetics and to restart the due diligence process. The decision to proceed with the negotiations was conditioned on (i) the resolution of significant business and legal issues in the Merger Agreement, (ii) a solution to the Special Committee’s concerns with a tender offer structure, and (iii) exclusivity with Haemonetics not being extended absent assurances of an acceptable price.

On January 5-7, 2010, a representative of Ducker Montgomery and Mr. O’Shaughnessy discussed the Company’s concerns regarding Haemonetics’ obligation to complete the acquisition of the Company, after Haemonetics acquired majority control. The parties agreed that Haemonetics would deposit up to $10 million cash into escrow as a condition to Haemonetics exercising its right to control of the Board.

Mr. Gilmore e-mailed Mr. Concannon on January 7, 2010, suggesting that Haemonetics restart its due diligence. Mr. Lindop replied the next day accepting the Company’s proposal.

On January 8th and during the week of January 11, 2010, Haemonetics requested an extension of exclusivity through the end of January, but the Company demurred until Haemonetics delivered definitive pricing (see below).

On January 8, 2010, Dr. Ruxin received an unsolicited telephone call from a representative of a significant existing customer (“Interested Third Party 3”) in which the representative stated that it was considering making a bid to purchase the Company or otherwise proposing a strategic transaction. On January 12, 2010, a representative of Interested Third Party 3 again called Dr. Ruxin to confirm that Interested Third Party 3 was interested in making an offer to acquire the Company. In response to questions from Dr. Ruxin, the representative of Interested Third Party 3 stated that (i) Interested Third Party 3 likely would not be able to indicate any price range for the Company until it had conducted full due diligence, (ii) Interested Third Party 3 would be hard-pressed “to justify a significant premium to the current stock price based upon the public information available,” and (iii) after full due diligence, Interested Third Party 3 “might consider a premium” to the then-current per share market price of the Global Med Common Stock ($0.78 on January 8th).

During the week of January 11, 2010, Haemonetics’ advisors conducted further regulatory compliance due diligence at Global Med’s El Dorado Hills, California facility.

On January 14, 2010, a meeting of the Special Committee was convened to further evaluate the status and prospects for a possible transaction with Haemonetics. At the meeting, a representative of K&L Gates reviewed with the Special Committee the status of negotiations with respect to the Merger Agreement and related disclosure schedules. Mr. Gilmore updated the Special Committee on recent developments with respect to Interested Third Party 3 and Haemonetics’ continued requests to renew exclusivity. The Special Committee determined that Interested Third Party 3 would be a legitimate candidate for a strategic combination, so authorized the delivery to Interested Third Party 3 of an NDA notwithstanding its weak expression of interest.

Shortly after the January 14th meeting, Mr. Gilmore sent an e-mail to Mr. Lindop to inform Haemonetics that the Company had received an inquiry from Interested Third Party 3 regarding a potential business combination transaction between Interested Third Party 3 and the Company. Mr. Lindop responded non-substantively.

On January 18, 2010, a representative of Interested Third Party 3 called Dr. Ruxin to inform the Company that after further review of Global Med, “we can’t even get to your market cap — we can’t even value Global Med at $30,000,000. If we have total access to Global Med’s data room, maybe we could get to your market cap.” The Special Committee decided to suspend any further efforts with respect to Interested Third Party 3 as a result.

On January 20, 2010, Victory Park called Mr. Gilmore to offer the names of two potentially interested bidders for the Company (“Interested Third Party 4” and “Interested Third Party 5”). Interested Third Party 4 was a venture capital company with industry experience, searching for possible transactions. Interested Third Party 5 was an investment banker representing an unidentified Japanese company in the Company’s industry, which was interested in entering the U.S. market. Mr. Gilmore spoke to Interested Third Party 4 on January 21st and to Interested Third Party 5 on January 22, 2010. Neither Interested Third Party 4 nor Interested Third Party 5 was willing to provide indicative pricing, or commit its interest to writing. Mr. Gilmore encouraged both to provide a substantive proposal as soon as possible. Interested Third Party 4 did not contact the Company again. The Company provided a form of NDA to Interested Third Party 4, and exchanged proposed revisions to the terms of the NDA but communications ceased after this initial exchange concerning the terms of the NDA. On January 29, 2010, Interested Third Party 5 told Mr. Gilmore that its client would not be able to act on its interest within the near future.

On January 22, 2010, Mr. Lindop telephoned Mr. Gilmore. Mr. Lindop informed Mr. Gilmore that, having substantially completed its due diligence, Haemonetics was willing to offer $1.22 per share of Global Med Common Stock on a fully-diluted basis, subject to agreement on the form of Merger Agreement, completion of the Global Med disclosure schedules, approval by Haemonetics’ board of directors, final due diligence and execution of a Tender and Support Agreement by Victory Park. Mr. Lindop indicated that (i) the offered $1.22 price was final and non-negotiable, and (ii) the Company had until 9:00 a.m. eastern time on Monday, January 25th to accept Haemonetics’ offer or Haemonetics would cease negotiations.

On January 24, 2010, the Special Committee convened to discuss and determine the Company’s response to Haemonetics’ $1.22 offer. Dr. Ruxin, Mr. Marcinek, representatives of K&L Gates, a representative of Ducker Montgomery, and representatives of St. Charles, all attended the meeting in person or by phone. The Special Committee discussed the status of the inquiries from Interested Third Party 3, Interested Third Party 4 and Interested Third Party 5. The Special Committee reviewed the material terms and discussed the final open issues on the Merger Agreement with counsel. Attention was given to the circumstances under which the Company could entertain competing offers for the Company, and the related circumstances under which the termination fee and reimbursement of expenses would be payable by the Company to Haemonetics. Based in part upon discussions with counsel to the Special Committee and the Company, the Special Committee determined that the terms and conditions of the Merger Agreement were within the bounds of acceptable mergers and acquisitions practice. Prior to the January 24th meeting, St. Charles had prepared and distributed for review a financial analysis of the Haemonetics offer. At the January 24th meeting, St. Charles reviewed its analysis with the attendees in detail, and responded to related questions from the directors. In conjunction therewith, St. Charles also delivered to the Board its opinion (the “Fairness Opinion”) to the effect that, as of the date thereof and subject to specified assumptions and limitations, the $1.22 per fully-diluted share of Global Med Common Stock in cash to be paid to the holders pursuant to the Merger Agreement was fair from a financial point of view to the Shareholders. See Item 4 — “The Solicitation or Recommendation — Opinion of St. Charles Capital” below. Beyond its Fairness Opinion, St. Charles concluded that the Haemonetics offer included a “good price” for the shares of Global Med Common Stock. The Special Committee then debated the merits and risks of the Transaction with Haemonetics. The members discussed the Transaction with management, including the effects that a termination of negotiations would have on the Company. The Special Committee confirmed its earlier judgment that a negotiated transaction with Haemonetics was preferable, on balance, to an auction or more-open ended process. St. Charles orally confirmed the Special Committee’s earlier conclusion that an auction of the Company likely would not be as robust as desired, especially given the narrowing of the candidate pool over the prior weeks. The members of the Special Committee unanimously agreed to proceed with a sale of the Company based on the price of $1.22 per share of Global Med Common Stock on a fully diluted basis as being in the best interests of the Company and its Shareholders, and directed the Company to finalize the Transaction with Haemonetics.

Shortly after the January 24th meeting, Mr. Gilmore sent an e-mail to Mr. Lindop indicating that Global Med was prepared to move forward at the price of $1.22 per share of Global Med Common Stock on a fully-diluted basis. Thereafter, on January 25, 2010, Global Med and Haemonetics executed a letter agreement re-commencing the period of exclusivity contemplated by the original exclusivity agreement through January 31, 2010, to give the parties additional time to finalize the Transaction.

Later on January 24, 2010, a representative of K&L Gates received a telephone call from Mr. O’Shaughnessy stating that Haemonetics was not open to any further changes to the Merger Agreement, and in particular, to the “fiduciary-out” provisions (including the amount or conditions for payment of the termination fee and/or expense reimbursements payable to Haemonetics).

During the week of January 25, 2010, the parties continued their negotiation of the Merger Agreement, Global Med’s disclosure schedules to the Merger Agreement, and other documents related to the Transaction. Also during that week, Dr. Ruxin and Mr. Marcinek commenced negotiations of their employment agreements with Haemonetics, as there had been no negotiations regarding these agreements following their delivery on December 21, 2009 (also hereby correcting a typographical error appearing in similar disclosure in the Offer to Purchase).

Also during the week of January 25, 2010, Haemonetics entered into a confidentiality agreement with Victory Park. Thereafter, prior to January 31, 2010, Haemonetics, Victory Park and their respective counsel discussed the Transaction and negotiated a Tender and Support Agreement under which Victory Park agreed to tender its Shares in the Offer and otherwise support the Merger at $1.22 per common share and $1,694.44 per share of Global Med Preferred Stock.

On January 28, 2010, Haemonetics informed the Company that its board of directors had approved the Transaction. Due to the restrictions on equity issuances in the Merger Agreement, Haemonetics and the Company agreed that, for the 2010 fiscal year, the Company would pay its annual director fees all in cash instead of its typical combination of equity and cash (the Company’s Compensation Committee approved this arrangement on January 31, 2010).

Also on January 28, 2010, Dr. Ruxin received an unsolicited inquiry from Interested Third Party 1 expressing an interest in merging with the Company. The Special Committee viewed Interested Third Party 1 as a good candidate for a potential strategic combination with the Company. After receiving advice from a representative of Ducker Montgomery as to its fiduciary duties and the Company’s obligations under its exclusivity agreement with Haemonetics, the Special Committee (i) amended its engagement letter with St. Charles to include analysis of a potential strategic transaction with Interested Third Party 1, and (ii) directed St. Charles to contact Interested Third Party 1 to obtain additional information. A representative of St. Charles made contact with Interested Third Party 1 accordingly by telephone on January 29, 2010. During that conversation, Interested Third Party 1 confirmed its interest in a merger or other combination with the Company. However, Interested Third Party 1 stated to St. Charles that “the Company was overvalued at its then-current market price” of $0.75 per share of Global Med Common Stock. St. Charles prepared and circulated a financial analysis of a potential combination with Interested Third Party 1 on January 30, 2010.

On January 29, 2010, Mr. Gilmore informed Mr. Lindop in writing about the inquiry from Interested Third Party 1. In response, Mr. Lindop asked that the Merger Agreement be finalized and signed immediately. Mr. Gilmore told Mr. Lindop that the Company would conduct its final review of the Transaction on January 31st. Mr. Lindop told Mr. Gilmore that, if the Transaction was not approved and the Merger

Agreement was not signed by early Monday morning, February 1st, Haemonetics would terminate negotiations.

On January 31, 2010, the Special Committee convened to discuss the inquiry from Interested Third Party 1 and to determine the Company’s response to Haemonetics. Dr. Ruxin, Mr. Marcinek, representatives of K&L Gates, a representative of Ducker Montgomery, and representatives of St. Charles, all attended the meeting in person or by phone. St. Charles reviewed its analysis of the merits, risks and likelihood of consummating a transaction with Interested Third Party 1. Based upon (1) its analysis of the financial position and market valuation of Interested Third Party 1 and (2) the statement of the Interested Third Party 1’s chief executive officer that the Global Med Common Stock was overvalued in the market, St. Charles concluded that it was highly unlikely that Interested Third Party 1 could make an offer to the Company in excess of the Offer Price. St. Charles also discounted the chances of another bidder emerging with an offer superior to Haemonetics in the near future. St. Charles confirmed its Fairness Opinion delivered a week earlier and endorsed the Transaction. K&L Gates reviewed for the Special Committee the final form of Merger Agreement. A representative of Ducker Montgomery, with input of representatives of K&L Gates, then led the Special Committee through a review of its fiduciary duties as applied to the facts and circumstances of the Haemonetics offer. The Special Committee reviewed and considered the adequacy of its “market checks” on the price offered by Haemonetics. The members of the Special Committee then discussed the advantages and disadvantages of accepting Haemonetics’ offer. In particular, while the members of the Committee viewed negatively the constraints in the Merger Agreement on the Company’s ability to solicit and entertain competing offers for the Company, the Special Committee agreed that the disadvantages did not justify loss of the Haemonetics deal. The Special Committee agreed the Transaction must be conditioned on the execution and delivery by Victory Park of a Tender and Support Agreement supporting the Transaction (because Victory Park owned a majority of the Global Med Preferred Stock and the tender of such stock would be necessary to the success of the tender offer). The Special Committee then discussed various factors as listed in Item 4(c) – “Reasons For The Recommendation,” including in particular, among other issues, how to balance the certainty of immediate value for the Shareholders against (i) the chances of being able to obtain a superior offer, and (ii) the operating, regulatory, competitive, and economic risks facing the Company over the short- and long-term. The Special Committee agreed that the value reflected in the Offer exceeded the likely market price growth for the Global Med Common Stock during the foreseeable future. After final discussion, the Special Committee (i) unanimously determined that the Offer and the Merger were fair to, and in the best interests of, the Shareholders, (ii) approved the Offer and the Merger, and adopted the Merger Agreement, (iii) recommended that the Shareholders tender their Shares in the Offer, and (iv) recommended that the full Board adopt similar resolutions.

Immediately following the January 31st meeting of the Special Committee, the entire Board (including all of the members of the Special Committee) met and adopted the recommendation of the Special Committee by (i) determining that the Merger Agreement, the Offer and the Merger were advisable and in the best interests of the Shareholders, approved the Offer and the Merger, adopted the Merger Agreement, (ii) recommending that the Shareholders of Global Med accept the Offer and tender their Shares in the Offer, and if required by applicable law, adopt and approve the Merger Agreement and the Merger, and (iii) authorizing management to finalize and execute the Merger Agreement. Dr. Ruxin and Mr. Marcinek abstained from this Board vote, however, due to the potential conflicts of interest with respect to the Transaction posed by their future employment with Haemonetics and/or the change of control payments under their existing employment agreements, as described herein.

Immediately following the January 31st Board meeting, the Compensation Committee of the Board met, together with representatives of K&L Gates, and unanimously adopted a series of resolutions relating to the Transaction with Haemonetics, including a resolution ratifying the employment arrangements for Global Med employees as constituting “employment compensation, severance or other employee benefit arrangements” in order to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Later that night, Victory Park, Dr. Ruxin and Mr. Marcinek executed and delivered the Tender and Support Agreements with Haemonetics and Purchaser; Dr. Ruxin and Mr. Marcinek executed and delivered their New Employment Agreements with Haemonetics; and the parties executed and delivered the Merger Agreement.

On February 1, 2010, before the start of trading on the New York Stock Exchange, Haemonetics and Global Med issued a joint press release announcing the definitive agreement and Haemonetics’ intent to make the Offer and acquire the Shares.

On February 17, 2010, the Special Committee asked St. Charles to review and analyze the April 2009 Model (as defined and described in Item 8 — “Additional Information To Be Furnished — Certain Projected Financial Information”) and indicate whether the review of such information would have affected any conclusions included in the Fairness Opinion. On February 22, 2010, having reviewed, analyzed and discussed with management the circumstances surrounding the creation of the April 2009 Model, St. Charles confirmed to the Special Committee the continuing validity of its Fairness Opinion delivered to the Board and the Special Committee on January 24, 2010.

On February 19, 2010, Haemonetics commenced the Offer.

(c)	Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Board (which, for the avoidance of doubt, will include the Special Committee for the purposes of this Item 4(c)) consulted with senior management and legal and financial advisors and, in reaching its determination of the fairness of the terms of the Offer and the Merger and its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and adopt and approve the Merger Agreement and the transactions contemplated thereby (if applicable), the Board considered the following material factors:

•	The Company’s Business and Financial Condition and Prospects. The Board’s familiarity with the business, operations, prospects, business strategy, assets and financial condition of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008) in a volatile and unpredictable business environment.

•	Company Financials. The Board’s understanding of the historical and prospective operating environment and financial performance of the Company.

•	Review of Strategic Alternatives. The Board’s belief that the sale of the Company was in the best interest of the Shareholders, based on the Board’s assessment (after consultation with the Company’s management and legal and financial advisors), of the other strategic alternatives reasonably available to the Company. The Board reviewed the possible alternatives to the sale of the Company (including the possibility of remaining an independent company) and the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and the Board’s view that the Offer and the Merger present a superior opportunity to any such reasonably available alternatives.

•	Maximizing Shareholder Value. Based on (1) the current economic environment, (2) the circumstances affecting the Company and (3) the terms and conditions of the Merger Agreement, the Board’s belief (after consultation with the Company’s management and legal and financial advisors) that the Offer and the Merger offered the greatest opportunity to maximize shareholder value with limited risk of non-completion.

•	Risks of Remaining Independent. The Board’s assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, including risks relating to:

•	the likely need of the Company for additional capital in the future to grow meaningfully, either through strategic acquisitions or substantial internal product development, weighed against the volatility and unreliability of current capital markets;

•	the difficulties faced by the Company in raising additional capital, due to the challenges of the existing capital structure of the Company;

•	the improbability of achieving significant organic growth, based on management’s projections for the Company on a stand-alone basis;

•	the risks related to market acceptance of new products and technologies of the Company;

•	the aging of certain products of the Company, notwithstanding their market acceptance to date;

•	the competitive challenges faced by the Company (especially in light of the significantly greater financial resources of many competitors), and the uncertainties and costs of entering and exploiting foreign markets; and

•	the adverse effect on liquidity of the Global Med Common Stock resulting from the Company’s inability to obtain listing on a national stock exchange.

•	Financial Terms; Premium to Market Price. The relationship of the Offer Price to the current and historical market prices for the Global Med Common Stock, including related volatility and trading information. While the amount of the premium is not dispositive, the 62% premium offered by Haemonetics over the closing price per share of Global Med Common Stock on the OTC Bulletin Board on January 29, 2010 (the last trading day prior to execution of the Merger Agreement) was considered significant and attractive.

•	Negotiations with Haemonetics. The course of discussions and negotiations between the Company and Haemonetics, resulting in the cash consideration per Share targeted by the Company and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief that the Offer Price was the highest price per share that Haemonetics was willing to pay and that these were the most favorable terms to the Company to which Haemonetics was willing to agree.

•	Financial Strength of Haemonetics. The fact that Haemonetics represented that it has, and will have available to it at the expiration of the Offer and at the Effective Time, cash and cash equivalents sufficient to pay for all the Shares pursuant to the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement and that the transactions are not subject to Haemonetics’ ability to obtain third-party financing.

•	Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including:

•	the provision for a two-step transaction structure, with the Offer, including the option of the Purchaser to exercise the Top-Up Option, followed by the Merger, which may shorten the time to closing as compared to alternative structures;

•	the fact that the Merger Agreement provides that, under certain circumstances, Haemonetics would be required to extend the Offer beyond its initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, a subsequent expiration date;

•	the conditions to the closing of the Offer and the Merger and the likelihood of such conditions being satisfied, including the absence of any financing or Haemonetics shareholder approval condition to Haemonetics’ obligation to complete the Offer;

•	the ability of the Company, under certain circumstances specified in the Merger Agreement, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited written proposal for an acquisition transaction allowing the Board to fulfill its fiduciary duties;

•	as of the time, if any, before the Merger that Haemonetics’ designees constitute a majority of the Board, Haemonetics will deposit the lesser of (i) $10.0 million in cash or (ii) such aggregate amount in cash required to pay the consideration in the Merger with a bank or trust company reasonably acceptable to Haemonetics and Global Med, which funds will constitute all or a portion of the exchange fund for the Merger;

•	the Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with the acceptance of a superior offer, subject to payment of a termination fee of $2.6 million;

•	the Board’s belief that the termination fee of $2.6 million payable to Haemonetics in the circumstances set forth in the Merger Agreement is reasonable and customary in the context of termination fees that are payable in other comparable transactions of this type and is not likely to preclude or unreasonably deter another party from making a superior acquisition proposal; and

•	the determination by the Board, based upon the advice of advisors, that the terms of the Merger Agreement were within the context of similar negotiated public transactions.

•	Certainty of Value. The fact that the Offer and the Merger, because they are for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transaction, that Haemonetics agreed to proceed quickly towards the closing of the Merger and that Haemonetics’ and the Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject only to limited conditions.

•	Discussions with Potential Bidders. The potential offer prices discussed with other potential bidders provided small or no premiums to the price of Global Med Common Stock at the times of such discussions.

•	Fairness Opinion of St. Charles Capital, LLC. The financial analyses and opinion delivered by St. Charles to the effect that, based upon and subject to the factors and assumptions stated therein, the fully diluted per share Offer Price of $1.22 per share in cash to be received pursuant to the Merger Agreement was fair to the Shareholders from a financial point of view. See “Opinion of St. Charles Capital” in Item 4(e) of this Schedule 14D-9.

•	Key Shareholder Support. The support of the Offer and the Merger by the holders of 18% of the issued and outstanding shares of Global Med Common Stock and 78% of Global Med Preferred Stock pursuant to Tender and Support Agreements.

•	Dissenters’ Rights. The fact that the Shareholders will not be obligated to tender their Shares in the Offer, and if they so desire, will be able to exercise dissenters’ rights with respect to the Merger and demand appraisal of the fair value of their Shares under the CBCA.

•	Absence of Significant Regulatory Approvals. The absence of significant regulatory approvals to consummate the Offer and the Merger that could reasonably be expected to prevent or materially delay the Offer and the Merger or cause either party to exercise its right to terminate the Merger Agreement, as well as the efforts required by the parties to the Merger Agreement to obtain such approvals.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, including the following:

•	No Shareholder Participation in Future Growth or Earnings. The fact that the nature of the Transaction as a cash transaction will prevent current Shareholders from being able to participate in any future earnings or growth of the Company, or the combined company, and Shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of the improvements to the Company’s operations.

•	Effect of Failure to Complete Transactions. The possibility that if the Offer and the Merger and other related transactions are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions, the Company could lose customers and business partners after the announcement of the Merger Agreement, the Company’s business may be subject to disruption, the market’s perceptions of the Company’s prospects could be adversely affected and the Company’s directors and officers will have expended considerable time and effort to consummate the transactions.

•	Distraction of Management and Employees. The likelihood that the Offer and the Merger would be a distraction to the Company’s management and employees.

•	Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the Effective Time, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, which may delay or prevent the Company from undertaking business opportunities that could arise.

•	Restrictions on Competing Proposals. The fact that the Merger Agreement imposes restrictions on the Company’s ability to solicit or enter into any discussion or agreement concerning a competing proposal, and the fact that the Company would be obligated to pay the termination fee of $2.6 million to Haemonetics under specified circumstances.

•	Potential Conflicts of Interest. The fact that the Company’s executive officers and employee directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other Shareholders, including cash payments payable to certain executives at the completion of the Merger. See Item 3 - “Past Contacts, Transactions, Negotiations and Agreements.”

•	Tax Issues. The fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. Federal income tax purposes.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Shareholders outweigh the negative considerations. Based on (1) the current economic environment (2) the circumstances affecting the Company and (3) the terms and conditions of the Merger Agreement, the Board determined (after consultation with the Company’s management and legal and financial advisors) that the Offer and the Merger represent the greatest reasonably available opportunity at this time to maximize Shareholder value with a limited risk of non-completion. Other than as described under “Background of the Transaction,” the Board did not consider any other offers made for the Company during the last two years as there were no such offers of which the Board was aware.

This discussion of the information and factors considered by the Board includes the material positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of Global Med and its Shareholders. Rather, the Board conducted an overall review of the factors described above, including discussion with Global Med’s management and outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that certain factors considered by the Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” in Item 8(k) of this Schedule 14D-9.

(d)	Intent to Tender.

To the knowledge of the Company after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person and, if necessary, vote such Shares in favor of the adoption of the Merger Agreement and the Merger. In connection with the execution of the Merger Agreement, the Company’s Chief Executive Officer, Chief

Operating Officer, and its largest Shareholder have entered into Tender and Support Agreements as described in Item 3 - “Agreements with Haemonetics and the Purchaser” hereof.

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued shares of Common Stock. A summary of this irrevocable option is described in Item 8(d) hereof.

(e)	Opinion of St. Charles Capital.

The Special Committee retained St. Charles to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Shareholders in the Transaction. At the meeting of the Special Committee on January 24, 2010, St. Charles delivered an oral opinion and a written opinion addressed to the Special Committee, that as of the date of such opinion, the fully diluted per share Offer Price of $1.22 per share of Global Med Common Stock was fair, from a financial point of view, to the Shareholders. On January 31, 2010 and February 22, 2010, St. Charles confirmed its Fairness Opinion delivered on January 24, 2010.

Although St. Charles rendered its Fairness Opinion and provided certain financial analyses to the Special Committee, St. Charles was not requested to, and did not make, any recommendation to the Special Committee as to the specific form or amount of the consideration to be received by the Shareholders in the proposed Merger, which was determined through negotiations between the Company and Haemonetics. St. Charles’ written Fairness Opinion, which was directed to the Special Committee, addresses only the fairness, from a financial point of view, of the consideration to be received by the Shareholders in the proposed Merger, does not address the Company’s underlying business decision to proceed with, or effect, the Merger or structure thereof, or the relative merits of the Merger compared to any alternative business strategy or transaction in which the Company might engage and does not constitute a recommendation to any Shareholder. St. Charles was not requested to solicit, and did not solicit, any expressions of interest from any other parties with the Company to any business combination with Global Med or any other alternative transaction. After receiving an unsolicited inquiry from Interested Third Party 1 and at the Company’s request, St. Charles did contact Interested Third Party 1 to ascertain the likelihood of a competing offer at or above the outstanding offer from Haemonetics. St. Charles’ Fairness Opinion was only one of the many factors taken into consideration by the Special Committee and Board in approving the Transaction with Haemonetics. The decision to recommend and pursue the Offer and the Merger was solely that of the Special Committee and the Board.

No company, transaction or business used in St. Charles’ analyses as a comparison is identical to the Company or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. In performing its analyses, St. Charles made assumptions with respect to industry performance, general business, economic conditions and other matters, many of which are beyond the Company’s control. The analyses performed by St. Charles are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of St. Charles’ analysis of the fairness of the fully-diluted per share Offer Price to the Shareholders from a financial point of view and were provided to the Special Committee in connection with the delivery of St. Charles’s Fairness Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold.

In connection with its review, St. Charles did not assume any responsibility for independent verification of any of the information that it reviewed or considered and relied on that information being complete and accurate in all material respects and upon the assurances of the Company’s management that no relevant information was omitted or was undisclosed to it. St. Charles was advised, and assumed, that the financial forecasts for Global Med were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. However, such financial forecasts are based on numerous variables and assumptions that are inherently unpredictable and must be considered not certain of occurring as projected. Accordingly, actual results could vary significantly from those set forth in such projections. St. Charles also assumed, with the Company’s consent, that that the Merger would be consummated in accordance with the terms of the Merger Agreement, without waiver, amendment or modification of any material term, condition or agreement.

In preparing its Fairness Opinion to the Special Committee, St. Charles performed a variety of financial and comparative analyses, including those described below. The summary of St. Charles’s analyses described below is not a complete description of the analyses underlying its Fairness Opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its Fairness Opinion, St. Charles made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, St. Charles believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In arriving at its Fairness Opinion, St. Charles’ review included:

•	the Merger Agreement;

•	certain publicly available financial, operating and business information related to the Company;

•	certain internal financial information, including financial projections, prepared for financial planning purposes and furnished by the Company’s management;

•	to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which the Company operates;

•	to the extent publicly available, financial data of selected public companies deemed comparable to the Company; and

•	other matters St. Charles believes relevant to its inquiry.

Prior to reconfirming its Opinion on February 22, 2010, St. Charles reviewed and discussed with management the April 2009 Model and, after performing its review and analysis of the April 2009 Model together with the other information described as reviewed and analyzed in the Fairness Opinion and exercising its professional judgment, St. Charles concluded that had the April 2009 Model been provided to St. Charles prior to the rendering of its Fairness Opinion, the conclusion would remain as expressed in the Fairness Opinion.

The following paragraphs summarize the material quantitative analyses performed by St. Charles in arriving at the opinion delivered to the Special Committee.

Stock Trading History.  St. Charles considered historical data with regard to the trading price of Global Med Common Stock for the twelve-month period preceding January 22, 2010, the last trading day before the Fairness Opinion was delivered to the Special Committee, and the relative stock price performances during the twelve-month period of the Company, of 14 comparable public companies, and the S&P 500 Index. The two most directly comparable companies were Haemonetics and Mediware Information Systems, Inc., (“Mediware”). The other twelve comparable companies were Allscripts-Misys Healthcare Solutions, Inc., Cerner Corp., Computer Programs & Systems Inc., Eclipsys Corporation, iSOFT Group Limited, Logibec Groupe Informatique Ltee, McKesson Corporation, MedAssets, Inc., Quadramed Corp., Quality Systems Inc., Starlims Technologies Ltd, and System C Healthcare plc.

During the twelve-month period, the closing stock price for Global Med Common Stock ranged from $0.32 to $1.05 per share. As of January 22, 2010, Global Med Common Stock closed at $0.75 per share, or 71.4% of the 52-week high. St. Charles also noted that over the prior twelve-month period, the price of Global Med Common Stock had increased by approximately 25.0%, as compared to an average of 24.3% for

Haemonetics and Mediware, an average of 88.6% for the other twelve comparable public companies, and 31.9% for the S&P 500 Index.

St. Charles also reviewed the weighted average stock price over the last month, three-month, six-month and twelve-month time periods. St. Charles noted that the Company’s weighted average stock price during these time frames was $0.80, $0.80, $0.86 and $0.77, respectively.

Analysis of Transaction Price.  Using the closing price of Global Med Common Stock on January 22, 2010, St. Charles analyzed the $1.22 in cash to be paid for each share of Global Med Common Stock to compute premiums over the closing prices of the Global Med Common Stock as of January 22, 2010, one month prior, two months prior, three months prior, and six months prior.

The results of this analysis are set forth below:

		Implied Premium Based
		on Transaction
Pricing Period	Share Price*	Price of $1.22

January 22, 2010	$0.75	62.7%
One Month Prior	$0.79	54.6%
Two Months Prior	$0.77	57.8%
Three Months Prior	$0.79	53.7%
Six Months Prior	$0.81	49.9%

*	The Share prices are rounded to the nearest hundredth.

St. Charles compared the above premiums to the average one-week control premium of all U.S.-based control transactions occurring over the prior year, which was 26.1%. St. Charles noted that the implied offer price premium, relative to the market share price on January 22, 2010, one month prior, two months prior, three months prior, and six months prior, is substantially above the average control premium.

Comparable Public Companies Analysis.  In addition, St. Charles reviewed certain financial multiples based on the consideration to be paid in the Offer and the Merger of $1.22 in cash per share of Global Med Common Stock. The multiples reviewed included the implied enterprise value of the Company as a multiple of the Company’s latest twelve months revenue, and the implied enterprise value of the Company as a multiple of the Company’s latest twelve months EBITDA, as of September 30, 2009 and as of December 31, 2009. St. Charles determined that the multiples implied by the Offer Price were as follows:

Implied Enterprise	Implied Enterprise		Implied Enterprise		Implied Enterprise
Value as a Multiple	Value as a Multiple		Value as a Multiple		Value as a Multiple
of Latest Twelve	of Estimated 2009		of Latest Twelve		of Estimated 2009
Months Revenue(1)	Revenue(2)		Months EBITDA(1)		EBITDA(2)

2.0x	1.9	x	24.5	x	16.0x

(1)	Latest twelve months as of September 30, 2009.
(2)	Estimated financial performance for Global Med for the twelve-month period ended December 31, 2009.

St. Charles reviewed and analyzed the same multiples for the two publicly traded, most directly comparable companies of Global Med. The multiples were based on the closing stock prices for each comparable company on January 22, 2010, and were adjusted to give effect to an assumed 26.1% control premium and a range of size discounts from 18.6% to 33.4%. The assumed control premium was based on a review of all U.S.-based control transactions occurring over the prior year. The assumed size discount, which was applied to only one of these two publicly traded comparable companies, is based on the size of the publicly traded comparable company and the three-year median discount for companies in a similar size range.

The resulting range of implied multiples for this group of publicly traded comparable companies is set forth below:

	Enterprise Value as		Enterprise Value as		Enterprise Value as		Enterprise Value as
	a Multiple of Latest		a Multiple of		a Multiple of Latest		a Multiple of
	Twelve Months		Estimated 2009		Twelve Months		Estimated 2009
	Revenue(1)		Revenue(2)		EBITDA(1)		EBITDA(2)

High	1.9	x	1.8	x	10.0	x	8.2x(3)
Mean/Median	1.4	x	1.4	x	9.1	x	8.2x(3)
Low	1.0	x	1.0	x	8.1	x	8.2x(3)

(1)	Latest twelve months as of September 30, 2009.
(2)	Estimated financial performance for Global Med for the twelve-month period ended December 31, 2009.
(3)	St. Charles was unable to obtain a consensus estimate for Mediware’s 2009 EBITDA; therefore only Haemonetics’ 2009 estimated EBITDA is represented.

St. Charles also reviewed and analyzed the same multiples for the twelve additional public comparable companies named above, which represent a closely-selected group of companies based on a more detailed review of the companies’ business lines, valuation multiples and market trading data. After application of the control premium and size discount described above, the resulting range of implied multiples for this group of comparable companies is set forth below:

	Enterprise Value as a		Enterprise Value as a		Enterprise Value as a		Enterprise Value as a
	Multiple of Latest		Multiple of		Multiple of Latest		Multiple of
	Twelve Months		Estimated 2009		Twelve Months		Estimated 2009
	Revenue(1)		Revenue(2)		EBITDA(1)		EBITDA(2)

High	3.9	x	4.0	x	19.7	x	18.2	x
Mean	2.4	x	2.8	x	12.6	x	12.0	x
Median	2.9	x	3.3	x	12.9	x	11.5	x
Low	0.1	x	0.1	x	5.8	x	5.7	x

(1)	Latest twelve months as of September 30, 2009.
(2)	Estimated financial performance for Global Med for the twelve-month period ended December 31, 2009.

St. Charles noted that the implied multiples for Global Med based on the Offer Price are substantially above the median multiples derived for the implied enterprise value as a multiple of both revenue and EBITDA for the two publicly traded, most directly comparable companies. In addition, the implied revenue multiple for Global Med based on the Offer Price was below the median multiple derived for the implied enterprise value as a multiple of revenue, but the implied EBITDA multiple for Global Med based on the Offer Price is substantially above the median multiple derived for the implied enterprise value as a multiple of EBITDA for the twelve additional public comparable companies.

Comparable Transaction Analysis.  St. Charles also reviewed 21 acquisition transactions occurring since January 1, 2007 involving companies and transactions deemed to be comparable to the Company. The target companies in the selected transactions had enterprise values between $2.0 million and $1,414 million, and were primarily engaged in the healthcare information management software industry. St. Charles then compared the revenue and EBITDA multiples discussed above to the same multiples implied by the transactions deemed comparable to the Merger. A size discount, as described above, was utilized on larger transactions. The comparable transactions were as follows (listed by acquirer followed by the acquired company):

1.	OmniComm Systems Inc./eResearchTechnology, Inc., Electronic Data Capture Business
2.	Merge Healthcare Incorporated./etrials Worldwide, Inc. (nka: Merge eClinical Inc.)
3.	Phase Forward Inc./Waban Software, Inc.
4.	AMICAS Inc./Emageon Inc.
5.	PRO Medicus Ltd./Visage Imaging, Inc.

6.	Alliance Imaging Inc. (nka: Alliance Healthcare Services, Inc.)/Shared PET Imaging, LLC
7.	Tripos International/Pharsight Corporation
8.	General Dynamics Information Technology, Inc./ViPS, Inc.
9.	CBay, Inc./MedQuist Inc.
10.	MedAssets, Inc./Accuro Healthcare Solutions, Inc.
11.	Affiliated Computer Services, Inc./CompIQ Corporation
12.	Apax Partners Worldwide/TriZetto Group Inc.
13.	Nuance Communications, Inc./eScription, Inc.
14.	Bio-Imaging Technologies, Inc. (nka: BioClinica, Inc.) / Phoenix Data Systems, Inc.
15.	Medidata Solutions, Inc./Fast Track Systems, Inc.
16.	Elekta AB/CMS, Inc.
17.	Allscripts Healthcare Solutions Inc./Extended Care Information Network, Inc.
18.	Quadramed Corp./QuadraMed CPR
19.	Battery Ventures/Quovadx Inc. (nka: Healthvision Inc.)
20.	Cegedim SA/Dendrite International Inc. (nka: Cegedim Dendrite)
21.	Nightingale Informatix Corporation/Vantagemed Corporation

The range of multiples implied in these transactions is set forth below:

	Enterprise Value as a		Enterprise Value as a
	Multiple of Latest		Multiple of Latest
	Twelve Months		Twelve Months
	Revenue(1)		EBITDA(1)

High	6.5	x	18.4	x
Mean	1.9	x	14.5	x
Median	1.4	x	14.0	x
Low	0.3	x	11.7	x

(1)	Latest twelve months as of September 30, 2009.

St. Charles noted that the enterprise value as a multiple of revenue for the Company based on the Offer Price was above the median multiple in the comparable transactions group for enterprise value as a multiple of revenue, and that the enterprise value of the Company as a multiple of EBITDA based on the Offer Price was substantially above the median multiples in the comparable transactions group for enterprise value as a multiple of EBITDA.

Discounted Cash Flow Analysis.  St. Charles also performed a discounted cash flow analysis to determine a range of implied present values per share of Global Med Common Stock. All cash flows projected to the end of 2014 were discounted and terminal values were based upon estimated last twelve months EBITDA multiples for the 21 comparable transactions described above. In performing this analysis, St. Charles used projections supplied by the Company’s management. Using discount rates ranging from 10.0% to 18.0%, and terminal EBITDA multiples ranging from approximately 12.5x to 16.5x, this analysis resulted in a range of implied present values of $0.95 to $1.66 per share of Global Med Common Stock, with a midpoint of $1.25 per share. St. Charles noted that the merger consideration of $1.22 per share of Global Med Common Stock was near the midpoint of the range of estimated discounted cash flows.

Engagement.  The Company paid St. Charles a fee of $150,000 for the rendering of the opinion to the Special Committee. Subsequent to the rendering of the opinion, the Special Committee paid St. Charles an additional $75,000 in fees to provide additional financial analysis regarding an inquiry from Interested Third Party 1 to consider a potential acquisition of Global Med. In addition, the Company paid St. Charles $75,000 to evaluate the April 2009 Model and indicate whether and, if so, how the April 2009 Model affected the Fairness Opinion delivered to the Special Committee on January 24, 2010. Pursuant to the engagement letter, the Company also agreed to reimburse St. Charles for the expenses reasonably incurred by it in connection with its engagement, including reasonable fees of counsel to St. Charles, and to indemnify St. Charles and its officers, directors, employees and affiliates against certain expenses, losses, claims, damages or liabilities in connection with its services, including those arising under federal securities laws.

The full text of the written Fairness Opinion of St. Charles dated January 24, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, is attached as Annex B1. In addition, St. Charles’ written confirmation of its Fairness Opinion, dated February 22, 2010, is attached as Annex B2 hereto. St. Charles provided its Fairness Opinion for the information and assistance of the Special Committee of the Board in connection with its consideration of the Offer and the Merger. Neither the St. Charles Fairness Opinion nor its February 22, 2010 confirmation thereof is a recommendation as to whether or not any holder of Shares should tender such holder’s Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

As described above, the Fairness Opinion to the Special Committee was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement and recommend the Offer to the Shareholders. The foregoing summary does not purport to be a complete description of the analyses performed by St. Charles in connection with the Fairness Opinion and is qualified in its entirety by reference to the written Fairness Opinion of St. Charles attached as Annex B1 hereto and to St. Charles’ written confirmation, dated as of February 22, 2010, attached as Annex B2 hereto.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

St. Charles Capital, LLC

Pursuant to the St. Charles engagement letter dated December 23, 2009, as amended by the letter agreement between the Company and St. Charles dated January 29, 2010, and as further amended by the letter agreement between the Company and St. Charles dated February 22, 2010 (collectively, the “St. Charles Engagement Letter”), the Company has agreed to pay St. Charles fees of $300,000 in the aggregate in connection with the Transaction. In addition, the Company also agreed to reimburse St. Charles for all reasonable and documented out-of-pocket expenses reasonably incurred by St. Charles under the St. Charles Engagement Letter, including the fees and disbursements of its legal counsel. The Company also agreed to indemnify St. Charles and related parties against certain liabilities relating to or arising out of its engagement.

Additional information pertaining to the retention of St. Charles by the Company is set forth in Item 4(e) under the heading “Opinion of St. Charles Capital” and is incorporated herein by reference.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Shareholders of the Company concerning the Offer or the Merger, provided that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than the transactions listed below, and those described above in Item 3 — “Agreements with Haemonetics and Purchaser — Tender and Support Agreements,” no transactions in Global Med Common Stock have been effected during the last 60 days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

On December 22, 2009, Miklos Csore, the Company’s Senior Vice President of Research & Development, acquired 4,166 shares of Global Med Common Stock upon the cashless net exercise of 50,000 Company Stock Options with an exercise price of $0.66 per share. Following this transaction, Mr. Csore owns 33,723 shares of Global Med Common Stock.

On December 21, 2009, Timothy J. Pellegrini, the Senior Vice President and Chief Operating Officer of Wyndgate, paid cash for 150,000 shares of Global Med Common Stock upon the exercise of Company Stock Options with an exercise price of $0.66 per share. Following this transaction, Mr. Pellegrini owns 539,280 shares of Global Med Common Stock.

On February 3, 2010, Crestview Capital Master, LLC converted 1,100 shares of Global Med Preferred Stock into 1,527,778 shares of Global Med Common Stock.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

(a)	Section 14(f) Information Statement.

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Haemonetics, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s Shareholders as described in the Information Statement, and is incorporated herein by reference.

(b)	Dissenters’ Rights.

Any shares (the “Dissenting Shares”) of Global Med Common Stock or Global Med Preferred Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Shareholders who, in accordance with Article 113 of the CBCA (the “Dissenters’ Rights Provisions”), (i) have not tendered their Shares in the Offer, voted in favor of adopting, or executed a writing consenting to the adoption of, as applicable, the Merger Agreement, (ii) shall have demanded properly in writing appraisal for such Shares, (iii) have otherwise complied in all respects with the Dissenters’ Rights Provisions, and (iv) have not effectively withdrawn, lost or failed to perfect their rights to appraisal (the “Dissenting Shareholders”), will not be converted into the right to receive the Merger Consideration, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under the Dissenters’ Rights Provisions. However, all shares of Global Med Common Stock or Global Med Preferred Stock held by Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Global Med Common Stock or Global Med Preferred Stock under the Dissenters’ Rights Provisions will then be deemed to have been cancelled and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration relating thereto, without interest, in the manner provided in the Merger Agreement. Persons who have perfected statutory rights with respect to Dissenting Shares as described above will not be paid as provided in the Merger Agreement and will only have such rights as are provided by the Dissenters’ Rights Provisions with respect to such Dissenting Shares.

The Company shall promptly notify Haemonetics and Purchaser in writing of any written demands received by the Company for appraisal of any Shares, and Haemonetics shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Haemonetics, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

For further information regarding Shareholders’ dissenters’ rights under Colorado law, please see the Colorado Dissenters’ Rights statute, which is filed as Exhibit (e)(16) hereto.

(c)	Regulatory Approvals.

United States Antitrust Compliance.  The Company believes that the Offer is not subject to the reporting and waiting requirements contained in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). If the Offer is successful, the Company likewise believes that the Merger is not subject to the reporting and waiting requirements contained in the HSR Act. However, if Haemonetics and Global Med are required to make filings under the HSR Act, the acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15-day waiting period commenced by the filing of a Notification and Report Form by Haemonetics with respect to the Offer. The waiting period may be extended if the parties receive a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission Bureau of Competition (the “FTC”). If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Haemonetics and Global Med concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., Boston, Massachusetts time, on the tenth calendar day after the date of substantial compliance by the parties with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Haemonetics. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act, if a filing is required by the HSR Act, is a condition to Haemonetics’ obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if Haemonetics owns 50% or more of the outstanding Global Med Common Stock at the time of the Merger or, if a filing under the HSR Act is required in connection with the Offer, the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Haemonetics’ proposed acquisition of Global Med. At any time before or after Haemonetics’ acquisition of Shares pursuant to the Offer, and whether or not a filing under the HSR Act is required to acquire the shares or consummate the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by us or the divestiture of substantial assets of Global Med or its subsidiaries or Haemonetics or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result of such challenge.

Other Foreign Jurisdictions.  It may be necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in foreign jurisdictions, although Global Med does not anticipate any such requirements. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

(d)	Top-Up Option.

Pursuant to the Merger Agreement and subject to certain exceptions, Global Med has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase the number of shares of Global Med Common Stock (the “Top-Up Option Shares”) equal to the lesser of (i) the number of shares of Global Med Common Stock that, when added to the number of shares of Global Med Common Stock owned by Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Global Med Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares) or (ii) the number of shares of Global Med Common Stock that Global Med is authorized to issue under its articles of incorporation but that are not outstanding or reserved for issuance. The Top-Up Option may not be exercised unless, following the time of the acceptance by the Purchaser of the shares of Global Med Common Stock tendered in the Offer or after a subsequent offering period, 80% or more of the then outstanding shares of Global Med Common Stock shall be directly or indirectly owned by Haemonetics or Purchaser.

(e)	Vote Required to Approve the Merger.

The closing of the Merger is subject to approval by holders of a majority of each of the then outstanding shares of Global Med Common Stock and Global Med Preferred Stock. The parties, however, have agreed that in the event that Purchaser acquires at least 90% of each of the shares of Global Med Common Stock and Global Med Preferred Stock then outstanding on a fully diluted basis, pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of Shareholders or the solicitation of written consents of Shareholders, in accordance with applicable laws.

(f)	Effect of the Offer and the Merger Agreement on the Company’s Restricted Stock.

The Merger Agreement provides that at the Effective Time, each then unvested restricted share of Global Med Common Stock (after giving effect to any acceleration of vesting contemplated under any agreement between Global Med and the holder of such restricted share of Global Med Common Stock) will be converted into the right to receive the Common Stock Offer Price in respect thereof subject to the same restrictions and vesting arrangements that were applicable to such unvested restricted share of Global Med Common Stock. Accordingly, if and when the former holder of any such unvested restricted share of Global Med Common Stock satisfies the criteria so that such unvested restricted share of Global Med Common Stock would have become vested under the vesting schedule in place for such share, Haemonetics will make cash payment of the Common Stock Offer Price, subject to any required tax withholding. Haemonetics shall make all such required payments as soon as administratively practicable after the day on which such share of Global Med Common Stock would have become vested under the original vesting schedule and in any event no later than 15 days after such date.

(g)	Effect of the Offer and the Merger Agreement on the Company’s Warrants.

The Merger Agreement provides that Global Med will use its reasonable commercial efforts to cause each warrant to purchase shares of Global Med Common Stock (“Warrant Shares”) that is outstanding immediately prior to the Acceptance Date to be canceled in exchange for the right to receive from Haemonetics immediately after the Acceptance Date, a lump sum cash payment (without interest), less any applicable withholding taxes, equal to the product of (1) the excess, if any, of the Common Stock Offer Price over (B) the per share exercise price for such warrant and (2) the total number of Warrant Shares underlying such warrant. After the Effective Time, all Global Med warrants not terminated or exercised on or prior to the Acceptance Date (each, a “Global Med Carryover Warrant”) will become a warrant to acquire the Common Stock Offer Price (without interest) and will otherwise be on the same terms and conditions as were applicable under such Global Med Carryover Warrant immediately prior to the Effective Time, including, without limitation, the same exercise price per share. However, if and to the extent provided in the Global Med Carryover Warrant, the holder of such Global Med Carryover Warrant may elect to receive, in lieu of receiving the Common Stock Offer Price upon payment of the exercise price in connection with the exercise of a Global Med Carryover Warrant from and after the Effective Time, the Black-Scholes value of such Global Med Carryover Warrant pursuant to and in accordance with the terms of such Global Med Carryover Warrant.

(h)	Cash Out and Termination of Options.

The Merger Agreement provides that all outstanding options that are vested and have not been exercised prior to the date of the consummation of the Merger will be canceled in exchange for the right to receive the “Cashout Amount.” The Cashout Amount, with respect to each Option, refers to a lump sum cash payment, less any applicable withholding tax, equal to (1) $1.22, representing the per-share price of the Global Med Common Stock under the Merger Agreement, minus (2) the exercise price for such Option, multiplied by (3) the number of vested and exercisable shares subject to such Option. Options that are unvested or not exercisable on the date of the consummation of the Merger, as well as any Options having a per-share exercise price equal to or greater than $1.22, will be terminated without any payment.

(i)	Certain Projected Financial Information.

Projections.  From time to time, management of Global Med prepares internal forecasts of its projected financial results as an independent stand-alone company, not intended for public disclosure. In December 2009, Global Med updated its internal forecast of Global Med’s financial results for the balance of 2009 and all of 2010 (the “Projections”). The following table summarizes the Projections:

	Projections
$ in thousands	Revenue	EBITDA*	Net Income

2009 Estimated**	$32,594	$4,216	$1,505

2010	$36,842	$5,091	$1,816

*	Earnings before interest, taxes, depreciation and amortization.
**	First three quarters of 2009 actual unaudited; 4th Quarter 2009 estimated. Excludes (1) the reversal of a legal reserve in connection with the settlement of a lawsuit and (2) 2009 bonus expenses.

Management of Global Med included a variety of assumptions and qualifications in its Projections, including (i) a contribution to the projected 2010 revenue increase of $737,000 from Hemo-Net, which was acquired by the Company in November 2009, (ii) a 2010 revenue increase of $130,000 from Inlog, primarily due to exchange rate changes based on a budgeted exchange rate of U.S. Dollars to Euros of $1.40 in 2010 and (iii) bad debt expense percentages remaining constant.

The Projections were posted to the Data Room at Haemonetics’ request, and reviewed by Haemonetics accordingly. The Projections assumed that Global Med would continue as an independent business, as if the Offer was not announced and the Merger did not occur. The Projections were delivered to and relied upon by St. Charles in delivering its Fairness Opinion with respect to the Merger. Haemonetics stated in its Schedule TO that it did not rely upon the Projections in deciding whether to enter into the Merger Agreement.

April 2009 Model.  On April 8, 2009, at the request of, and in coordination with, Haemonetics, management of Global Med prepared and delivered only to Haemonetics a projection labeled “5 Year Forecast” of the financial results of Global Med assuming that the Merger occurred (the “April 2009 Model”). The April 2009 Model was prepared by Company management specifically for delivery to Haemonetics, not for internal use or public disclosure. The April 2009 Model was based upon the assumption that Haemonetics would acquire Global Med, and hence were not projections as to the financial performance of Global Med as a stand-alone business. The April 2009 Model included various assumptions, the most significant of which were that: (1) a combination with Haemonetics would generate eight major new clients for the Company, (2) the Merger would eliminate the Company’s costs of being a public company and (3) an organic growth rate for the Company less than historical growth rate of the Wyndgate division of the Company. The April 2009 Model estimated total revenue, EBITDA and net income in each of 2010, 2011, 2012 and 2013 as follows: total revenue of $39.4 million, $49.8 million, $54.6 million and $57.5 million, respectively; EBITDA of $8.2 million, $15.0 million, $18.1 million and $19.8 million, respectively; and net income of $3.0 million, $7.8 million, $9.7 million and $10.7 million, respectively.

Haemonetics stated in its Schedule TO that it did not rely upon the April 2009 Model in deciding whether to enter into the Merger Agreement.

Factors Common to Both the Projections and the April 2009 Model.  Neither the Projections nor the April 2009 Model was prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Global Med’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections or the April 2009 Model, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections or the April 2009 Model.

The Projections and the April 2009 Model reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Global Med’s business, all of which are difficult to predict and many of which are beyond Global Med’s control. The Projections and the April 2009 Model are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections and the April 2009 Model constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results estimated therein, including, but not limited to, Global Med’s performance, industry performance, general business and economic conditions, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Global Med’s reports filed with the SEC. There can be no assurance that the budgeted or combined results will be realized or that actual results will not be significantly higher or lower than projected. In addition, the Projections and the April 2009 Model will be affected by Global Med’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the Projections and the April 2009 Model were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Global Med’s control. The Projections and the April 2009 Model also reflect assumptions as to certain business decisions that are subject to change. The Projections and the April 2009 Model cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Global Med, Haemonetics, any of their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Global Med, Haemonetics, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections or the April 2009 Model.

The Projections and the April 2009 Model speak as of the time they were created. None of Global Med, Haemonetics, Purchaser, any of their respective financial advisors or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the Projections or the April 2009 Model if they were, are, or become inaccurate (even in the short term). Each of the Projections and the April 2009 Model covers multiple years, and such information by its nature becomes less reliable with each successive year. Neither the Projections nor the April 2009 Model takes into account any circumstances or events occurring after the date they were prepared (except that the April 2009 Model assumed the acquisition of Global Med by Haemonetics). The Merger could cause customers of Global Med to increase, decrease or cancel purchases of Global Med’s products and services. The announcement of the Offer and the Merger could also cause customers of Global Med to accelerate or delay purchases of Global Med’s products and services pending the consummation of the Offer and the Merger or the clarification of Haemonetics’ intentions with respect to the conduct of Global Med’s business thereafter. Further, the Projections do not take into account the effect of any failure to complete the Merger, and should not be viewed as accurate or continuing in that context.

Shareholders are cautioned not to place undue reliance on either the Projections or the April 2009 Model.

(j)	Shareholder Litigation.

On February 9, 2010, a shareholder of Global Med, Carmelo J. Corica (the “Plaintiff Corica”) filed a purported class action lawsuit (the “CJC Action”) against the Company, Purchaser, Haemonetics, Michael I. Ruxin, M.D., Thomas F. Marcinek, Sarah L. Eames, T. Kendall Hunt and Robert R. Gilmore (Dr. Ruxin, Mr. Marcinek, Ms. Eames, Mr. Hunt and Mr. Gilmore, collectively, the “Individuals” and together with the Company, Purchaser, and Haemonetics, the “Defendants”). The CJC Action alleges that the Individuals breached their fiduciary duties to Global Med’s shareholders and alleges that the sales process was neither honest nor fair, that the price offered is inadequate, and that the Merger Agreement contains terms that discourage other bidders and constrained Global Med’s ability to solicit any other offers. The CJC Action also alleges that Haemonetics and Global Med aided and abetted such alleged breach. Based on these allegations, the CJC Action seeks judgment that, among other relief: (1) provides injunctive relief that preliminarily and permanently enjoins the Offer; (2) rescinds the Offer if it is consummated; (3) directs the Defendants to account to Plaintiff Corica and other members of the class for all damages and any profits and other special benefits obtained by the Defendants as a result of director defendants’ breaches of their fiduciary duties; and (4) awards Plaintiff Corica the costs of the CJC Action, including the fees and expenses of Plaintiff Corica’s attorneys and experts. Global Med believes the CJC Action is without merit and plans to vigorously defend against it.

On February 17, 2010, a shareholder of Global Med, Joseph F. Sham (“Plaintiff Sham”), filed a purported class action lawsuit in the District Court Jefferson County in Golden, Colorado (the “Sham Action”), against the Defendants. The Sham Action purports to be brought individually and on behalf of all holders of Shares (other than the Defendants). The Sham Action alleges, among other things, that the Individuals breached their fiduciary duties to Global Med’s shareholders, that the bidding mechanism was inadequate, that the Individuals failed to take reasonable steps to maximize the value realizable for the Shares, and that the price offered is unconscionable, unfair, and inadequate and constitutes unfair dealing. The Sham Action also alleges that Purchaser, Haemonetics and Global Med aided and abetted such alleged breach. Based on these allegations, the Sham Action seeks judgment that, among other relief: (1) provides injunctive relief against consummation of the Merger Agreement; (2) awards monetary and/or rescissory damages; and (3) awards Plaintiff Sham the costs of the Sham Action, including the fees and expenses of Plaintiff Sham’s attorneys and experts. Global Med believes the Sham Action is without merit and plans to vigorously defend against it.

Also on February 17, 2010, a purported shareholder of Global Med, Robert O’Brien (“Plaintiff O’Brien”), filed a purported class action lawsuit in the District Court Jefferson County in Golden, Colorado (the “O’Brien Action”), against the Defendants and Gerald F. Willman, Jr. (an officer of the Company). The O’Brien Action purports to be brought individually and on behalf of all holders of Shares (other than the Defendants and Mr. Willman). The O’Brien Action alleges, among other things, that the sale of Global Med at the specified price is unfair and inadequate to Global Med shareholders, that the Merger Agreement contains terms that discourage other bidders from making successful competing offers, that certain of the Individuals were motivated to secure personal benefits, including employment agreements and change in control benefits, and that the Individuals breached their fiduciary duties in approving the Merger. The O’Brien Action also alleges that Purchaser, Haemonetics and Global Med aided and abetted such alleged breach. Based on these allegations, the O’Brien Action seeks judgment that, among other relief: (1) provides injunctive relief against consummating the Merger; (2) directs the Individuals to exercise their fiduciary duties to obtain a transaction providing the best possible terms and consideration for Global Med’s shareholders; and (3) awards Plaintiff O’Brien the costs of the O’Brien Action, including the fees of Plaintiff O’Brien’s attorneys and experts. Global Med believes the O’Brien Action is without merit and plans to vigorously defend against it.

(k)	Forward-Looking Statements.

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” about the proposed Transaction between the Company and Haemonetics, the expected timetable for completing the Transaction, future financial and operating results, benefits and synergies of the Transaction, future opportunities for the combined company, new product development, including obtaining regulatory approvals, and any other statements about Company’s managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These forward looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Shareholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived; the effects of disruption from the Transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; Transaction costs; whether the Company will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the SEC including, without limitation, the risk factors detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, which are incorporated herein by reference. The forward-looking statements are made only as of the date of publication. Except as otherwise required by law, the Company specifically disclaims any obligation to update any of these forward-looking statements.

ITEM 9.	EXHIBITS.

INDEX TO EXHIBITS

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated February 19, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Haemonetics and the Purchaser with respect to the Company on February 19, 2010 (the “Schedule TO”)).
(a)(2)(A)	Form of Letter of Transmittal for Global Med Common Stock (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(2)(B)	Form of Letter of Transmittal for Global Med Preferred Stock (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(3)	Summary Advertisement published in The Wall Street Journal on February 19, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(4)	Letter to Shareholders of the Company dated March 3, 2010.
(a)(5)	Joint Press Release issued by the Company and Haemonetics, dated February 1, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 2, 2010).
(a)(6)	The Information Statement of the Company, dated as of March 3, 2010 (included as Annex A to this Schedule 14D-9).
(a)(7)	Notice to Option Holders (incorporated by reference to the Company’s pre-commencement filing on Schedule 14D-9, filed with the SEC on February 9, 2010).
(a)(8)	Fairness Opinion of St. Charles Capital, LLC, dated January 24, 2010 (included as Annex B1 to this Schedule 14D-9).
(a)(9)	Confirmation of Fairness Opinion of St. Charles Capital, LLC, dated February 22, 2010 (included as Annex B2 to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 2, 2010).
(e)(2)(A)	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Purchaser and each of Michael I. Ruxin and Thomas F. Marcinek (incorporated by reference to Exhibit (d)(2)(A) to the Schedule TO).
(e)(2)(B)	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Purchaser and Victory Park Special Situations Master Fund Ltd. (incorporated by reference to Exhibit (d)(2)(B) to the Schedule TO).
(e)(3)(A)	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Michael I. Ruxin, M.D. (incorporated by reference to Exhibit (d)(3)(A) to the Schedule TO).
(e)(3)(B)	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Thomas F. Marcinek (incorporated by reference to Exhibit (d)(3)(B) to the Schedule TO).
(e)(4)	Confidentiality Agreement, dated as of March 30, 2009, by and between Haemonetics and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

Exhibit
No.

(e)(5)	Exclusivity Agreement between Haemonetics and the Company, dated as of December 2, 2009 (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(6)	Extension of Exclusivity Agreement between Haemonetics and the Company, dated as of January 25, 2010 (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(7)	Employment Agreement between the Company and Michael I. Ruxin, M.D., dated July 30, 2008 (incorporated by reference to Exhibit 10.96 to the Company’s Form 10-Q for the quarterly period ended June 30, 2008).
(e)(8)	Employment Agreement between the Company and Thomas F. Marcinek, dated November 1, 2008, as amended.
(e)(9)	Employment Agreement between the Company and Darren P. Craig, dated November 1, 2008, as amended.
(e)(10)	Employment Agreement between the Company and William Scott Dustin, dated November 1, 2008 (incorporated by reference to Exhibit 10.106 to the Company’s Form 10-Q for the quarterly period ended June 30, 2009).
(e)(11)	Amendment 1 to Employment Agreement between the Company and William Scott Dustin, dated November 1, 2008.
(e)(12)	Complaint of Carmelo J. Corica against Global Med, et. al. filed in the District Court of Jefferson County, Colorado on February 9, 2010.
(e)(13)	Form of Indemnification Agreement between the Company and certain of its officers and directors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 23, 2010).
(e)(14)	Complaint of Robert O’Brien against Global Med, et. al. filed in the District Court of Jefferson County, Colorado on February 17, 2010.
(e)(15)	Complaint of Joseph F. Sham against Global Med, et. al. filed in the District Court of Jefferson County, Colorado on February 17, 2010.
(e)(16)	Colorado Dissenters’ Rights Statute.
(g)	None.
Annex A	The Information Statement of the Company, dated as of March 3, 2010.
Annex B1	Fairness Opinion of St. Charles Capital, LLC, dated January 24, 2010.
Annex B2	Confirmation of Fairness Opinion of St. Charles Capital, LLC, dated February 22, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL MED TECHNOLOGIES, INC.

By:	/s/ MICHAEL I. RUXIN, M.D.
Name:     Michael I. Ruxin, M.D.

Title:	Chief Executive Officer

Dated: March 3, 2010

ANNEX A

GLOBAL MED TECHNOLOGIES, INC.
12600 WEST COLFAX, SUITE C-420
LAKEWOOD, COLORADO 80215

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 3, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Global Med Technologies, Inc. (the “Company” or “Global Med”) with respect to the cash tender offer by Atlas Acquisition Corp. (“Offeror”), a Colorado corporation and a wholly-owned subsidiary of Haemonetics Corporation (“Haemonetics”), a Massachusetts corporation, to the holders of record of shares of outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock”), and holders of record of shares of outstanding Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock” and together with the Common Stock, the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Global Med. You are receiving this Information Statement in connection with the possible election of persons designated by Offeror to a majority of the seats on the board of directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of January 31, 2010 (the “Merger Agreement”), by and among Haemonetics, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on February 19, 2010 to purchase all outstanding shares of Common Stock at a price of $1.22 per share, net to the seller in cash, without interest thereon, and all outstanding shares of Preferred Stock at a price of $1,694.44 per share, net to the seller in cash, without interest thereon, and, in each case, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated February 19, 2010 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement and applicable law, the Offer is scheduled to expire at 12:00 midnight, Boston, Massachusetts time, on March 18, 2010. Copies of the Offer to Purchase and the accompanying Letters of Transmittal have been mailed to the Shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Haemonetics with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2010.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Haemonetics’ designees to the Board. The information set forth herein supplements certain information set forth in the Schedule 14D-9. The information contained in this Information Statement (including information incorporated herein by reference) concerning Haemonetics, Offeror and Offeror’s designees has been furnished to the Company by Haemonetics, and the Company assumes no responsibility for the accuracy or completeness of such information.

Please read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 90,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. As of the close of business on February 26, 2010, there were 38,445,725 shares of Common Stock and 3,960 shares of Preferred Stock outstanding.

The Common Stock and the Preferred Stock are the Company’s only outstanding classes of voting securities that are entitled to vote at a meeting of the Shareholders. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the Shareholders. Each holder of Preferred Stock has voting rights on an as-converted to Common Stock basis, subject to certain voting restrictions providing that no holder shall have aggregate voting rights through its holdings of Preferred Stock, on an as-converted to Common Stock basis, in excess of 9.99% of the issued and outstanding Common Stock.

RIGHT TO DESIGNATE DIRECTORS; HAEMONETICS DESIGNEES

Right to Designate Directors

The Merger Agreement provides that promptly upon the purchase by Offeror of the Shares pursuant to the Offer, and subject to applicable law, Offeror shall be entitled to designate such number of directors, as rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board (giving effect to the directors designated by Offeror and elected or appointed to the Board pursuant to this sentence and including directors continuing to serve as directors of Global Med) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Haemonetics, Offeror or any of their affiliates (including Shares accepted for payment pursuant to the Offer) bears to the aggregate number of Shares outstanding. Global Med shall, upon request by Offeror, secure the resignations of such number of directors as necessary to enable Offeror’s designees to be elected or appointed to the Board in accordance with the terms of the Merger Agreement and shall cause Offeror’s designees to be so elected or appointed. Global Med will also, subject to applicable law, cause the individuals designated by Offeror to constitute the same percentage of each committee of the Board and, upon Offeror’s request, of each board of directors and each board committee of Global Med’s majority-owned subsidiaries.

However, in the event that Offeror’s designees are elected or appointed to the Board, then until the Effective Time, Global Med shall cause the Board to have at least two directors who were directors of Global Med on the date of the Merger Agreement and who are neither executive officers of Global Med nor designees or affiliates of Haemonetics or Offeror.

Offeror has informed Global Med that it will choose its designees to Global Med’s Board from the executive officers of Haemonetics and/or Offeror listed in Annex I to the Offer to Purchase, a copy of which has been mailed to Shareholders. Offeror has also informed Global Med that it deems its designees to be qualified to serve on Global Med’s Board by virtue of the fact that the designees are executive officers of Haemonetics. The information with respect to such individuals in Annex I to the Offer to Purchase is incorporated herein by reference. Offeror has informed Global Med that each of such executive officers of Haemonetics and/or Offeror listed in Annex I to the Offer to Purchase has consented to act as a director of Global Med, if so designated.

Haemonetics has advised Global Med that, to the best knowledge of Haemonetics and Offeror, none of the executive officers of Haemonetics and/or Offeror listed in Annex I to the Offer to Purchase (1) is currently a director of, or holds any position with, Global Med, or (2) has a familial relationship with any directors or executive officers of Global Med. Global Med has been advised that, to the best knowledge of Haemonetics and Offeror, except as disclosed in the Offer to Purchase, none of the executive officers of Haemonetics and/or Offeror listed in Annex I to the Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares of Global Med and none have been involved during the past two years in any transactions with Global Med or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Haemonetics has advised Global Med that, to the best knowledge of Haemonetics and Offeror, none of the executive officers of Haemonetics and/or Offeror listed in Annex I to the Offer to Purchase has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the individual’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

It is expected that Offeror’s designees will assume office as promptly as practicable following the purchase by Offeror of Shares pursuant to the Offer, which purchase cannot be earlier than March 18, 2010, and that, upon assuming office, Offeror’s designees will thereafter constitute at least a majority of the Board of Global Med. It is currently not known which of the current directors of Global Med would resign, if any.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name and position of each director and executive officer of the Company as of February 26, 2010.

Name	Age	Position(s)

Executive Officers
Michael I. Ruxin, M.D.	64	Chief Executive Officer and Chairman
Thomas F. Marcinek	56	President, Chief Operating Officer and Director
Darren P. Craig	45	Acting Chief Financial Officer
Timothy J. Pellegrini	47	Sr. Vice President, Chief Operating Officer, Wyndgate
Gerald F. Willman, Jr.	52	Sr. Vice President of Sales and Marketing, Europe, Middle East, Asia
William Scott Dustin	61	Sr. Vice President of Sales and Marketing, Americas
Miklos Csore	45	Sr. Vice President, Research and Development

Directors
Robert R. Gilmore	58	Director
Sarah L. Eames	51	Director
T. Kendall “Ken” Hunt	66	Director

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company after reasonable inquiry, no current director or executive officer of the Company during the past five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses), (ii) been a party to any judicial or administrative proceeding (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. There are no material pending legal proceedings to which any of the individuals listed below is party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. There are no family relationships between directors and executive officers of the Company.

Michael I. Ruxin, M.D., the founder of Global Med, has been an officer and director of Global Med since its incorporation in 1989 and is currently the Chairman and Chief Executive Officer of Global Med. Dr. Ruxin received a B.A. degree from the University of Pittsburgh and a M.D. degree from the University of Southern California. Dr. Ruxin is a licensed physician in California and Colorado.

Thomas F. Marcinek became a Director of Global Med on March 31, 2006 and has been the President and Chief Operating Officer since March 1998. Previously, Mr. Marcinek was the President of the Data Technologies Group, a division of Henry Schein, Inc., Melville, New York. Mr. Marcinek was also the president and owner of a practice management software consulting firm prior to joining Global Med.

Mr. Marcinek received his BA degree in Management with Honors from St. Mary’s College of California and has nearly two decades’ experience as an MIS specialist.

Darren P. Craig, CPA, has served as the Company’s Acting Chief Financial Officer since October 14, 2009 and has been with the Company since October 2000. Mr Craig previously served as the Company’s Vice President of Finance, from 2007 to 2009 and the Manager of Finance, from 2000 to 2007. Mr. Craig was formerly with Ernst & Young where he completed management training and was promoted to audit manager. While at Ernst & Young, Mr. Craig managed public as well as non-public clients. One of his accomplishments while at Ernst & Young was to assist Waste Connections with their initial public offering. Additionally, he worked on several mergers and acquisitions during his tenure. Mr. Craig has a Masters in Accounting from the University of Southern California and also received a B.S. in Finance from San Diego State University.

Timothy J. Pellegrini has served as the Company’s Senior Vice President and Chief Operating Officer, Wyndgate since August 2009. He is one of the founders of Wyndgate Technologies, Global Med’s predecessor company, joining the Company in 1985. Mr. Pellegrini has a B.S. degree in business administration with a concentration in management information science and computer science from California State University, Sacramento.

Gerald F. Willman, Jr. has served the Company’s Senior Vice President of Sales and Marketing, Europe, Middle East and Asia since July 2008. Mr. Willman has been with the Company since 1995 and has served in various capacities ranging from product design and development to management and sales. He has a B.S. degree from Hampden Sydney College and an M.B.A from National University.

William Scott Dustin has served as the Company’s Senior Vice President of Sales and Marketing, Americas since September 2004. From 2001 to September 2004 Mr. Dustin was Vice President of Sales for McKesson Health Solutions. He has a B.S. degree in Biology from the University of California and became a Registered Nurse in 1970.

Miklos Csore joined the Company in 1995 and has served as its Senior Vice President of Research and Development since 2004. He holds a B.S. degree in Mathematics from the University of Budapest.

Robert R. Gilmore became a Director and Audit Committee Chairman of Global Med on March 31, 2006. Mr. Gilmore became a member of the Compensation Committee on October 26, 2007. Mr. Gilmore is a Certified Public Accountant. From 1997 to May 2006 and from March 2008 to present, Mr. Gilmore has served as an independent financial consultant to a number of companies. From May 2006 to February 2008, Mr. Gilmore was Chief Financial Officer of NextAction Corporation, a private company engaged in multi-channel direct marketing using technology based proprietary lead generation methods for the retail industry. As of January 2009, Mr. Gilmore became a Director of Layne Christensen Corporation and is a member of its Audit Committee. Since April 2003, Mr. Gilmore has been a Director of Eldorado Gold Corporation, serving as Chairman of its Audit Committee and a member of its Compensation Committee. From July 2007 to March 2009, Mr. Gilmore was also a Director of Frontera Copper Corporation and served as the Chairman of its Audit Committee. Mr. Gilmore has a B.S. degree in Business Administration from the University of Denver.

Sarah L. Eames became a Director, Audit Committee member, and Chairman of the Compensation Committee of Global Med on March 31, 2006. Since October 2008, Ms. Eames has served as an Executive Director of Russell Reynolds Associates, an international executive search firm, in its Health Services Practice. From 1997 through April 2008, Ms. Eames was employed with Allied Healthcare International, Inc., a healthcare staffing company, serving as President, Chief Operating Officer, Chief Executive Officer, Executive Vice President, and Deputy Chairman and Interim Chief Executive Officer. In addition, she served on its Board of Directors from June 2002 to April 2008. Ms. Eames served on the Board of Directors of Bostwick Laboratories, Inc. from February 2008 until November 2009. Ms. Eames currently serves on the Board of Directors of Trinity Health and the Partner-in-Care Board of the Visiting Nursing Services of New York. She received her B.A. in Economics from Northwestern University and her Masters in Business Administration from the University of California, Irvine.

T. Kendall “Ken” Hunt became a Director and member of the Audit Committee of Global Med on March 31, 2006 and a member of the Compensation Committee on October 26, 2007. Mr. Hunt is Founder,

Chairman of the Board and Chief Executive Officer of VASCO Data Security International, Inc. (NASDAQ: VDSI). VASCO is an international corporation, doing business in over 110 countries, that develops and sells strong authentication products used to protect users doing on-line transactions over the Internet. VASCO’s most significant market is banking and finance, including the world’s leading financial institutions as customers. He is also affiliated with several high-tech early-stage companies, serving as a member of their Boards of Directors. Mr. Hunt is the former President of the Belgian Business Club of Chicago, Chairman of the AeA Midwest Council and a member of The Economic Club of Chicago. Additionally, he is on the Advisory Board for the Posse Foundation, an organization dedicated to providing full college scholarships to urban minority youth leaders through its partnerships with elite universities across the U.S. Mr. Hunt is also a member of the Advisory Board (which has no decision-making authority) of Victory Park Capital Advisors LLC. He holds an M.B.A from Pepperdine University, Malibu, California, and a B.B.A from the University of Miami, Florida.

BOARD OF DIRECTORS

Communications with the Board of Directors

Shareholders and other interested parties can communicate with the Board by mailing their communications to: Board of Directors, Global Med Technologies, Inc., 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215.

Meetings

The Board held eight meetings during the Company’s fiscal year ended December 31, 2009. Although the Company does not have a formal policy regarding attendance by members of the Board at its annual meeting of shareholders, the Company encourages directors to attend, but recognizes that circumstances may prevent attendance from time to time. Last year, each member of the Board attended 75 percent or more of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which such director served. The Company did not hold an annual meeting of shareholders last year.

Committees of the Board of Directors

Nominating Committee.  The Board does not currently have a Nominating Committee. The Board believes that such committee is not necessary at this time because the Board believes that at the present time the full Board should approve all nominations to the Board. The Board does not have an express policy with regard to the consideration of director candidates recommended by the shareholders because the Board believes it can adequately evaluate any such nominees on a case-by-case basis. The Company does not have a formal diversity policy. Although the Board does not currently have formal specific minimum criteria for nominees, substantial relevant and diverse business and industry experience would generally be considered important qualifying criteria, as would the ability to attend and prepare for Board and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board. The Board does not currently have any procedures in place for shareholder proposals.

Audit Committee.  The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which is provided to the Shareholders and others, the systems of internal controls which management and the Board have established, and the audit process. The Audit Committee consists of Mr. Gilmore, Ms. Eames and Mr. Hunt. Each of the members of the Audit Committee joined the Audit Committee on March 31, 2006. Mr. Gilmore serves as Chairman of the Committee and the Board has determined that Mr. Gilmore is an “audit committee financial expert” as defined by Item 407 of Regulation S-K of the Securities Act of 1933, as amended (the “Securities Act”). The members of the Audit Committee met four times during the 2009 fiscal year. All of the Audit Committee’s members are considered independent under the requirements of NASDAQ Listing Rule 5605 and under the Exchange Act.

A current copy of the Audit Committee charter, which the Board has adopted, is available on the Company’s website at www.globalmedtech.com. A copy of the Audit Committee charter may also be obtained, free of charge, by writing to the Corporate Secretary of Global Med Technologies, Inc., 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215.

Compensation Committee.  The Compensation Committee is responsible for establishing the Company’s executive officer compensation policies and administering such policies. The Compensation Committee studies, recommends and implements the amount, terms and conditions of payment of certain forms of compensation. The Company’s executive officers do not play a role in determining or recommending the amount or form of executive or director compensation. The Compensation Committee has and will continue to directly engage a compensation consulting firm to provide guidance with respect to the compensation of the Company’s executive officers and directors. The Compensation Committee requests that its outside consultants make recommendations to the Compensation Committee based on benchmarking comparably sized public companies for executive and director compensation. In 2008, the Compensation Committee engaged Denver Management Advisors, Inc. (“Denver Management”) as a compensation consultant. In conjunction with its engagement as compensation consultant and in addition to providing recommendations on compensation, Denver Management provided the Compensation Committee with (i) guidance on employment contracts and/or severance agreements; and (ii) guidance on long term incentive plan or other bonus programs. Denver Management was paid a fee of $6,800 for its services. The Compensation Committee may or may not engage Denver Management in the future. The Compensation Committee did not engage a compensation consultant in 2009 and does not keep a compensation consultant on retainer. Further, the Compensation Committee does not delegate its authority to others. The Compensation Committee consists of Ms. Eames, Mr. Gilmore and Mr. Hunt, each of whom is independent under the requirements of NASDAQ Listing Rule 5605 and under the Exchange Act. The members of the Compensation Committee met five times during the 2009 fiscal year. Ms. Eames serves as Chairperson of the Committee. The Compensation Committee does not have a written charter.

Special Committee.  On November 10, 2009, the Board established the Special Committee, to examine, negotiate, evaluate and make recommendations concerning any potential strategic alternatives for Global Med or any related matters, including a potential transaction with Haemonetics and the Offer. The Special Committee is comprised of Mr. Gilmore, Ms. Eames, and Mr. Hunt, each of whom is independent under the requirements of NASDAQ Listing Rule 5605, the Exchange Act and other applicable standards. Mr. Gilmore is the Chairman of the Special Committee. As Chairman of the Special Committee, Mr. Gilmore will receive a one-time fee of $5,000. A fee of $1,500 will be paid to each member of the Special Committee per meeting for any meetings necessary in the performance of their duties as members of the Special Committee. Each member of the Special Committee will be reimbursed for any out-of-pocket expenses incurred in the performance of his or her duties as a member of the Special Committee.

Director Qualifications and Experience.  The following table identifies some of the experience, qualifications, attributes and skills that the Board considered in making its decision to appoint and nominate directors to the Board. This information supplements the biographical information provided above. The vertical axis displays the primary factors reviewed by the Board in evaluating a board candidate.

Experience, Qualification, Skill or Attribute	Dr. Ruxin	Mr. Marcinek	Mr. Gilmore	Ms. Eames	Mr. Hunt

Professional standing in chosen field	x	x	x	x	x
Expertise in healthcare or related industry	x	x		x
Expertise in technology or related industry	x	x	x		x
Audit Committee Financial Expert (actual or potential)			x	x
Civic and community involvement				x	x
Other public company experience	x		x		x
Diversity by race, gender or culture				x
Specific skills/knowledge:
-healthcare	x	x		x
-technology	x	x	x		x
-governance	x		x	x	x

Board Leadership Structure

The Board believes that the Company’s Chief Executive Officer is best situated to serve as Chairman of the Board because he is ultimately responsible for the day-to-day operation of the Company and is the director most familiar with the Company’s business and industry and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. Our independent directors bring experience, oversight and expertise from outside the Company and industry, while the Chief Executive Officer brings company-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates information flow between management and the Board, which are essential to effective governance.

One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with the presence of three independent directors on the Board, is in the best interest of shareholders because it provides the appropriate balance between strategy development and independent oversight of management. The Board retains the authority to modify this structure to best address the Company’s unique circumstances, and so advance the best interests of all shareholders, as and when appropriate.

Our corporate governance practices are structured to provide for strong independent leadership, independent discussion among directors and for independent evaluation of, and communication with, many members of senior management. The Board also believes that its corporate governance practices achieve independent oversight and management accountability, which is the goal that many seek to achieve by separating the roles of the Chairman of the Board and the Chief Executive Officer.

The Board’s Role in Risk Oversight

The Board oversees our shareholders’ interest in the long-term health and the overall success of the Company and its financial strengths. The full Board is actively involved in overseeing risk management for the Company. It does so in part through discussion and review of our business, financial and corporate governance practices and procedures.

The Board, as a whole, reviews the risks confronted by the Company with respect to its operations and financial condition, establishes limits of risk tolerance with respect to the Company’s activities and ensures adequate property and liability insurance coverage.

Because of the role of the Board in the risk oversight of the Company, the Board believes that any leadership structure that it adopts must allow it to effectively oversee the management of the risks relating to the Company’s operations. The Board recognizes that there are different leadership structures that could allow it to effectively oversee the management of the risks relating to the Company’s operations, and while the Board believes its current leadership structure enables it to effectively manage such risks, it was not the primary reason the Board selected its current leadership structure over other potential alternatives. See the discussion under the heading “— Board Leadership Structure” above for a discussion of why the Board has determined that its current leadership structure is appropriate.

Code of Ethics

The Board has adopted a formal code of ethics that applies to all of the Company’s employees, officers and directors. The Code of Ethics was filed as Exhibit 10.72 to the Company’s Form S-1 Registration Statement filed with the SEC on December 6, 2004. A current copy of the Code of Ethics is available on the Company’s website at www.globalmedtech.com. A copy of the Code of Ethics may also be obtained, free of charge, by writing to the Corporate Secretary of Global Med Technologies, Inc., 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215.

Director Independence

Ms. Eames, Mr. Gilmore and Mr. Hunt are independent directors under the requirements of NASDAQ Listing Rule 5605 and under the Exchange Act. Dr. Ruxin and Mr. Marcinek are not independent directors of Global Med.

Director Compensation

We pay our directors, who are not also employees of the Company, a fee of $35,000 per year. These directors also receive stock option grants valued at $35,000 based on the value of the Global Med Common Stock underlying the options. The Global Med Common Stock granted in August of 2009 vest over twelve months. In addition, the Audit Committee Chairman receives $10,000 per year and each additional member of the Audit Committee receives $1,000 per year. The Compensation Committee Chairman receives $5,000 per year and each additional member of the Compensation Committee receives $1,000 per year. As chairman of the Special Committee, Mr. Gilmore will receive a one time fee of $5,000. A fee of $1,500 will be paid to each member of the Special Committee per meeting for any meetings necessary in the performance of their duties as members of the Special Committee. Each member of the Special Committee will be reimbursed for any out-of-pocket expenses incurred in the performance of his or her duties as a member of the Special Committee.

For the 2010 fiscal year, the Board has determined that each of its directors will receive (i) a flat fee of $35,000 and (ii) an additional cash award of $35,000 that will vest one-twelfth (1/12th) in each month of 2010 in which such director serves on the Board.

The following table summarizes compensation paid to our non-employee directors during the year ended December 31, 2009.

	Fees				Nonqualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Options	Incentive Plan	Compensation	All Other
Name	Cash ($)	Awards ($)	Awards ($)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)

Robert R. Gilmore(1)	$46,000	$—	$35,000	$—	$—	$—	$81,000
Sarah L. Eames(2)	$42,500	$—	$35,000	$—	$—	$—	$77,500
T. Kendall Hunt(3)	$38,500	$—	$35,000	$—	$—	$—	$73,500

(1)	As of December 31, 2009, Mr. Gilmore has an aggregate of 117,762 options to purchase Common Stock outstanding, of which 11,666 were unvested.
(2)	As of December 31, 2009, Ms. Eames has an aggregate of 117,762 options to purchase Common Stock outstanding, of which 11,666 were unvested.
(3)	As of December 31, 2009, Mr. Hunt has an aggregate of 105,913 options to purchase Common Stock outstanding, of which 11,666 were unvested.

Indemnification Agreements

On February 18, 2010, the Company entered into separate indemnification agreements (the “Indemnification Agreements”) with each of its directors. In addition to the indemnification and advancement of expenses provided for in the Company’s articles of incorporation, as amended and restated, and bylaws, these agreements, among other things, provide the directors with rights of contribution under certain circumstances and the right to have their expenses paid by the Company if they must enforce their rights of advancement.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, which is filed as Exhibit (e)(13) to the Schedule 14D-9 and is incorporated herein by reference.

Legal Proceedings

None of the Company’s directors are involved in legal proceedings which would have a material adverse effect on the Company except as set forth in Item 8(j) - “Shareholder Litigation” of the Schedule 14D-9.

No Director or officer has been a party to any bankruptcy or receivership proceeding, any criminal proceeding, or has been enjoined from participating in any business, including the securities industry or otherwise during the last ten years.

No Family Relationships

There are no family relationships between any of the directors or executive officers of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Based on information provided to the Company, the Company believes that all of the Company’s directors, executive officers and persons who own more than 10% of the Common Stock were in compliance with Section 16(a) of the Exchange Act during the last fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT OF THE COMPANY

The following table presents certain information regarding the beneficial ownership of shares of Common Stock as of February 26, 2010: (i) by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) by each director or nominee of the Company; (iii) by each executive officer of the Company named in the Summary Compensation Table set forth below under “Executive Compensation and Related Matters”; and (iv) by all directors and executive officers of the Company as a group. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of the Common Stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

			Percentage of
	Common Stock		Common Stock
	Beneficially		Beneficially
Name and Address	Owned(1)		Owned(1)

Michael I. Ruxin, M.D.	1,900,579	(2)(3)	4.85%
12600 W. Colfax, Suite C-420 Lakewood, CO 80215
Thomas F. Marcinek	1,308,204	(2)(3)	3.34%
4925 Robert J. Mathews Parkway Suite 100 El Dorado Hills, CA 95762
Darren P. Craig	475,000	(2)(3)	1.22%
4925 Robert J. Mathews Parkway Suite 100 El Dorado Hills, CA 95762
William Scott Dustin	275,000	(2)(3)	*
4925 Robert J. Mathews Parkway Suite 100 El Dorado Hills, CA 95762
Robert R. Gilmore	141,433	(2)(3)	*
12600 W. Colfax, Suite C-420 Lakewood, CO 80215
Sarah L. Eames	141,433	(2)(3)	*
12600 W. Colfax, Suite C-420 Lakewood, CO 80215
T. Kendall Hunt	159,584	(2)(3)(4)	*
12600 W. Colfax, Suite C-420 Lakewood, CO 80215
All Directors and Executive Officers as a Group (7 persons)	4,431,233	(2)(3)	11.33%
Victory Park Special Situations Master Fund, Ltd.	4,876,765	(5)	12.69%
c/o Walkers SPV Limited Walker House 87 Mary Street Georgetown, Grand Cayman Cayman Islands KY1 9002
Crestview Capital Master, LLC	4,043,872	(6)	10.52%
95 Revere Drive, Suite A Northbrook, IL 60062
Shepherd Investments International, Ltd.	3,256,972	(7)	8.48%
3600 South Lake Drive St. Francis, WI 53235

*	Represents holdings of less than one percent (1%).

(1)	The number of Shares outstanding used in calculating the applicable percentage of beneficial ownership is based on 38,445,725 shares of Common Stock outstanding as of February 26, 2010 together with securities exercisable or convertible into shares of Common Stock within 60 days of February 26, 2010. Shares of Common Stock subject to securities which are currently exercisable or convertible within 60 days of February 26, 2010 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.

(2)	Each of these individuals possesses sole voting and dispositive power over the shares beneficially owned.

(3)	Shares beneficially owned includes options that are currently exercisable or exercisable within 60 days.

(4)	Includes 30,000 shares held by the T. Kendall Hunt Trust, of which Mr. Hunt is the trustee, and 27,559 fully vested restricted stock units. Mr. Hunt, a member of the Company’s Board of Directors, is affiliated with Victory Park Capital Advisors, LLC (“Victory Park CA”). The T. Kendall Hunt Trust has a 5% ownership of Victory Park GP, LLC, and a 5% ownership of Victory Park CA. Mr. Hunt is on the Advisory Board of Victory Park CA, but he is not an officer of that entity. Mr. Hunt is an investor in Victory Park Special Situations LP as a limited partner. Mr. Hunt has no decision making authority with respect to Victory Park CA, Victory Park GP, LLC, or any of their respective affiliated funds.

(5)	Based partially on information contained in the Schedule 13D/A jointly filed by Victory Park CA, Victory Park Special Situations Master Fund, Ltd. (“Victory Park”), Jacob Capital, L.L.C. (“Jacob Capital”) and Richard Levy pursuant to the Exchange Act on February 1, 2010 and on information contained in the Form 4 jointly filed by Victory Park, Victory Park CA, Jacob Capital and Richard Levy on October 2, 2008, each of which may not be current as of the date of this Information Statement. Victory Park CA shares voting and dispositive power over the shares it owns with Jacob Capital, Victory Park and Richard Levy. Victory Park holds warrants that would be convertible into 4,125,000 shares of Common Stock and 3,960 shares of Preferred Stock, which constitute all of the outstanding shares of Preferred Stock as of February 26, 2010 that would be convertible into 5,500,000 shares of Common Stock if not for certain restrictions on conversion such that the holder may only exercise the warrants or convert the Preferred Stock so the beneficial ownership by the holder (together with such holder’s affiliates) is no more than 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. Accordingly, the shares underlying the warrants and the Preferred Stock have not been included in the number of shares beneficially owned. Victory Park CA is the investment manager for Victory Park. Jacob Capital is the manager of Victory Park CA. Richard Levy is the sole member of Jacob Capital. Victory Park CA, Jacob Capital and Richard Levy disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

(6)	Based partially on information contained in the Schedule 13G/A jointly filed by Crestview Capital Master, LLC (“Crestview”) and Crestview Capital Partners, LLC (“Crestview Partners”) pursuant to the Exchange Act on February 14, 2008, which may not be current as of the date of this Information Statement. Crestview holds warrants that would be convertible into 2,833,334 shares of Common Stock, if not for certain restrictions on conversion such that the holder may only exercise the warrants so that beneficial ownership by the holder (together with such holder’s affiliates) is no more than 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. These warrants, up to the 9.99% threshold, are included in the number of shares of Common Stock beneficially owned by Crestview. On February 3, 2010, Crestview converted 1,100 shares of Preferred Stock, held in the name of National Financial Services, LLC, Crestview’s clearing agent, into 1,527,778 shares of Common Stock. Crestview Partners is the sole manager of Crestview, and as such has the power to direct the vote and to direct the disposition of investments beneficially owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the Common Stock beneficially owned by Crestview. Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom are United States citizens, are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock; however, each expressly disclaims beneficial ownership of such shares of Common Stock.

(7)	Based partially on information contained in the Schedule 13G/A jointly filed by Michael A. Roth and Brian J. Stark with respect to shares held by Shepherd Investments International, Ltd. (“Shepherd”) pursuant to the Exchange Act on February 16, 2010, which may not be current as of the date of this Information Statement. Shepherd holds warrants that would be convertible into 2,125,000 shares of Common Stock, if not for certain restrictions on conversion such that the holder may only exercise the warrants so that beneficial ownership by the holder (together with such holder’s affiliates) is no more than 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. These warrants are included in the number of shares of Common Stock beneficially owned by Shepherd. Michael A. Roth and Brian J. Stark direct the management of Stark Offshore Management, LLC (“Stark Offshore”), which acts as the investment manager and has sole power to direct the management of Shepherd. As the managing members of Stark Offshore, Michael A. Roth and Brian J. Stark possess shared voting and dispositive power over all of the foregoing shares. Michael A. Roth and Brian J. Stark disclaim beneficial ownership of such shares of Common Stock.

EXECUTIVE COMPENSATION AND RELATED MATTERS

The following table summarizes the compensation of our named executive officers for the years ended December 31, 2009 and December 31, 2008. Our named executive officers include our Chief Executive Officer and the three most highly compensated executive officers for the years ended December 31, 2009 and December 31, 2008.

SUMMARY COMPENSATION TABLE

								Nonqualified
						Nonequity		Deferred
				Stock	Option	Incentive Plan		Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation		Earnings	Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)		($)	($)	Total

Michael I. Ruxin, M.D.	2009	432,062	—	—	—	118,817	*	—	—	550,879
Chairman and CEO	2008	419,109	—	—	—	43,456		—	12,846 (1)	462,565
Thomas F. Marcinek	2009	285,500	—	—	—	71,375	*	—	—	356,875
President and COO	2008	278,951	—	—	—	17,451		—	—	296,402
William Scott Dustin	2009	127,050	—	—	—	97,523	*	—	—	224,573
Senior Vice President of Sales	2008	126,585	—	—	—	130,579		—	—	257,164
and Marketing, Americas
Darren P. Craig	2009	163,500	—	—	—	30,713	*	—	—	194,213
Acting Chief Financial Officer

*	The nonequity incentive plan payment amounts and estimated bonus amounts for service during fiscal year 2009 are subject to adjustment based on the audited financial results for such period.

(1)	In 2008, Dr. Ruxin received $5,912 in life insurance premiums, an annual car allowance of $2,956 and $3,978 in medical reimbursements.

The Compensation Committee of the Board is responsible for recommending the salary and other incentive compensation for the Company’s executive officers. Prior to the 2009 fiscal year, the Compensation Committee, together with an independent compensation consultant, established certain bonus levels for the Company’s executive officers that were based on achieving certain revenue, gross margin and EBITDA targets for the year ended December 31, 2009. Based on this previously established criteria, Dr. Ruxin will receive a cash bonus of approximately $118,817, Mr. Marcinek will receive a cash bonus of approximately $71,375 and Mr. Craig will receive a cash bonus of approximately $30,713, each based on the Company’s estimated operating results for 2009. All of these bonus payments are subject to further adjustment based on the audited financial results for the 2009 fiscal year, which are not yet final as of the date of this document. Mr. Dustin will receive $97,523 for commissions earned in fiscal year 2009.

The Company does not have any agreement with its executives or employees that provides for the payment of retirement benefits.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards
	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised	Option
	Options		Options	Exercise	Option
	(#)		(#)	Price	Expiration
Name	Exercisable		Unexercisable	($)	Date

Michael I. Ruxin, M.D.	500,000	(1)	—	0.58	10/25/2012
Chairman and Chief Executive Officer	250,000	(2)	—	1.15	12/16/2015
Thomas F. Marcinek	500,000	(1)	—	0.58	10/12/2012
President and Chief Operating Officer	250,000	(2)	—	1.15	12/16/2015
Darren P. Craig	50,000	(3)	—	1.05	10/23/2010
Acting Chief Financial Officer	150,000	(2)		0.58	10/25/2012
	275,000	(2)	225,000 (6)	1.15	12/16/2015
William Scott Dustin	200,000	(4)	—	0.60	9/27/2014
Senior Vice President of Sales and Marketing, Americas	75,000	(5)	25,000 (7)	1.15	12/16/2015

(1)	These options became fully vested over time and were fully exercisable on December 16, 2005.

(2)	These options became fully exercisable on December 16, 2005.

(3)	These options became fully exercisable on October 23, 2005.

(4)	These options became fully exercisable on September 27, 2008.

(5)	These options became fully exercisable on December 16, 2008.

(6)	These options will be exercisable at consummation of the Merger. Notwithstanding the Merger, 45,000 of these options are exercisable each year on December 16th and continuing through December 16, 2014.

(7)	Each year on December 16th, through December 16, 2014, 5,000 of these options will become exercisable.

During fiscal year 2009, Dr. Ruxin exercised one million options to purchase Common Stock and Mr. Marcinek exercised 500,000 of his options to purchase Common Stock. None of the Company Stock Options belonging to Mr. Craig and Mr. Dustin vested in 2009. There were no plan-based grants, no other option exercises or vesting, no pension benefits accrued, and no non-qualified deferred compensation for the executive officers of the Company, including its named executive officers. In addition, there were no other stock-based awards outstanding as of December 31, 2009.

Stock Option Plans and Other Issuances

The Company’s 2001 Stock Option Plan (“2001 Plan”) provides for the issuance of options to purchase up to 10 million registered shares of Common Stock to employees, officers, directors and consultants of the Company. Options may be granted as incentive stock options or as nonqualified stock options. Only employees of the Company are eligible to receive incentive options. The 2001 Plan expires on December 28, 2010. As of December 31, 2009, options to purchase 6,072,000 shares of Common Stock at a weighted average exercise price of $0.89 per share were outstanding under the 2001 Plan, of which 5,508,000 options were exercisable at December 31, 2009. Options granted under the 2001 Plan vest on a straight-line basis, based on schedules determined by the Board and generally expire 10 years after grant. During fiscal year 2009, the Company issued 140,000 stock options, 60,000 were exercised, and 225,000 options were cancelled or expired under the 2001 Plan.

The Company’s 2003 Stock Option Plan (“2003 Plan”) provides for the issuance of stock options exercisable to purchase up to 5,000,000 registered shares of Common Stock to employees, officers, directors and consultants. As of December 31, 2009, there were options to purchase 50,000 shares under the 2003 Plan that were issued to such persons. The weighted average exercise price for these options is $0.61 per share. All of these options were exercisable as of December 31, 2009. During fiscal year 2009, approximately 613,000 options were exercised and approximately 1,247,000 options under this plan were cancelled or expired.

During the year ended December 31, 2009, approximately 95,000 options were exercised under the Company’s Second Amended and Restated 1997 Stock Option Plan (“1997 Plan”). There were no options outstanding under the 1997 Plan as of December 31, 2009. Stock options can no longer be issued under the 1997 Plan.

The Company also periodically grants options to purchase shares of restricted Common Stock. The shares underlying these options are not registered under the Securities Act and do not fall under a particular plan. There were no issuances or exercises of these options to purchase Common Stock in fiscal year 2009. As of December 31, 2009, there were options to purchase 300,000 shares of Common Stock at a weighted average exercise price of $1.16 per share outstanding. All 300,000 of these options were exercisable at December 31, 2009.

Option Grants

During 2008 and 2009, no options were granted to the Company’s executive officers, including its Named Executive Officers.

Long-Term Incentive Plan (“LTIP”) Awards

The only LTIP that the Company had in place was an issuance of restricted stock to members of the Board in 2008. There were no such awards granted to directors in 2009 and no awards were granted during 2009 to the Company’s named executive officers.

Employment Agreements and Other Arrangements

Employment Agreement with Michael I. Ruxin, M.D.

On July 30, 2008, the Company entered into an employment agreement with Michael I. Ruxin, M.D., the Company’s Chief Executive Officer (the “Ruxin Employment Agreement”). The Ruxin Employment Agreement provides that in the event of a Change of Control of the Company, upon written notice from Dr. Ruxin, Dr. Ruxin may terminate his employment agreement. A “Change of Control” is defined in the Ruxin Employment Agreement as “when (i) there is any transaction or series of related transactions (including but not limited to a merger or reorganization) pursuant to which a person, other than the [Company], acquires directly or indirectly, the beneficial ownership of securities issued by the [Company] having greater than fifty percent (50%) or more of the voting power of all of the voting securities issued by the [Company]; or (ii) the [Company] consolidates with or merges with or into any person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person; or (iii) individuals who on the Effective Date constituted the Board of Directors of the Company cease for any reason to constitute a majority of such Board of Directors.” If he terminates his employment agreement as a result of a Change of Control, Dr. Ruxin will be entitled to a continuation for twenty-four months of his then-current base salary and benefits in addition to a single lump-sum cash amount equal to any accrued but unpaid incentive compensation pro-rated through the date on which he gives notice of termination (“Date of Termination”). On the Date of Termination, all of Dr. Ruxin’s unvested Company Stock Options shall immediately become vested. The consummation of the Offer would constitute a Change of Control of the Company under the Ruxin Employment Agreement. The Compensation Committee of the Board has approved the making of severance payments to Dr. Ruxin, pursuant to the terms of the Ruxin Employment Agreement, upon the consummation of the Offer.

The foregoing description of the Ruxin Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(7) to the Schedule 14D-9 and is incorporated herein by reference. Dr. Ruxin has agreed to terminate the Ruxin Employment Agreement contingent on the closing of the Merger and in connection with the termination he will receive the benefits outlined above. Haemonetics has entered into an employment agreement with Dr. Ruxin contingent on the closing of the Merger, as described in Item 3(c) of the Schedule 14D-9 under “Agreements with Haemonetics and the Purchaser.”

Employment Agreement with Thomas F. Marcinek

On November 1, 2008, the Company entered into an employment agreement and an amendment, dated as of the same date, to such employment agreement with Thomas F. Marcinek, the Company’s President and Chief Operating Officer (the “Marcinek Employment Agreement”). In the event of a Change in Control of the Company, upon written notice from Mr. Marcinek, Mr. Marcinek is entitled to terminate his employment and receive a severance payment equal to twenty-four months of his then-current base salary in addition to a single lump-sum cash amount equal to any accrued but unpaid incentive compensation pro-rated through Mr. Marcinek’s date of termination. The Marcinek Employment Agreement defines a Change in Control as: “the consummation of any of the following transactions effecting a change in ownership or control of the Company: (1) a merger, consolidation or reorganization, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company’s outstanding voting securities immediately prior to such transaction; or (2) any transfer, sale or other disposition of all or substantially all of the Company’s assets; or (3) the acquisition, directly or indirectly by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s beneficial holders.” The consummation of the Offer would constitute a Change of Control of the Company under the Marcinek Employment Agreement. The Compensation Committee of the Board has approved the making of severance payments to Mr. Marcinek, pursuant to the terms of the Marcinek Employment Agreement upon consummation of the offer without requiring he actually terminate his employment.

The foregoing description of the Marcinek Employment Agreement does not purport and is qualified in its entirety by reference to the same agreement which is filed as Exhibit (e)(8) to the Schedule 14D-9 and is incorporated herein by reference. Mr. Marcinek has indicated that he will terminate the Marcinek Employment Agreement contingent on the closing of the Merger and in connection with the termination he will receive the benefits outlined above. Haemonetics has entered into an employment agreement with Mr. Marcinek contingent on the closing of the Merger, as described in the Schedule 14D-9 under “Agreements with Haemonetics and the Purchaser.”

Employment Agreement with Darren P. Craig

Effective as of November 1, 2008, the Company entered into an employment agreement and an amendment, dated as of the same date, to such employment agreement with Darren P. Craig, the Company’s Acting Chief Financial Officer (the “Craig Employment Agreement”). In the event of a Change in Control of the Company, all of the stock options of the Company previously awarded to Mr. Craig will immediately vest. The Craig Employment Agreement defines a Change in Control as when “(i) there is any transaction or series of related transactions (including but not limited to a merger or reorganization) pursuant to which a person, other than the Company, acquires directly or indirectly, the beneficial ownership of securities issued by the Company having greater than fifty percent (50%) or more of the voting power of all of the voting securities issued by the Company; or (ii) the Company consolidates with or merges with or into any person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person; or (iii) individuals who on the effective date constituted the Board of Directors of the Company cease for any reason to constitute a majority of such Board of Directors.” The consummation of the Offer would constitute a Change in Control under the Craig Employment Agreement.

The foregoing description of the Craig Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the same agreement which is filed as Exhibit (e)(9) to the Schedule 14D-9 and is incorporated herein by reference.

Employment Agreement with William Scott Dustin

On November 1, 2008, the Company entered into an employment agreement and an amendment to such employment agreement, dated as of the same date, with Mr. Dustin, the Company’s Senior Vice President of Sales and Marketing, Americas (the “Dustin Employment Agreement”). Under the Dustin Employment Agreement, Mr. Dustin is entitled to receive an annual base salary of $127,050. The employment agreement had an initial term from November 1, 2008 through November 1, 2009, which was renewed for a second annual term, and will continue to automatically renew for successive one year periods. Mr. Dustin is entitled to participate in all of the Company’s employee benefit plans, subject to certain restrictions provided in the Dustin Employment Agreement.

The foregoing description of the Dustin Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the same agreement which is filed as Exhibit (e)(10) and (e)(11) to the Schedule 14D-9 and is incorporated herein by reference.

Certain Relationships and Related Transactions

The Board has adopted resolutions that no business transaction, loan or advance will be made by the Company to any officer, director or holder of more than 5% of the Common Stock, or any affiliate thereof, unless it has been established that a bona fide business purpose exists, that all future transactions between the Company and its officers, directors, or principal shareholders, or any affiliate of any of such person, must be approved or ratified by a majority of the disinterested directors of the Company, and the terms of such transaction must be no less favorable to the Company than could have been realized by the Company in an arms-length transaction with an unaffiliated person. The Company believes that all ongoing transactions with the Company’s affiliates are on terms no less favorable than could be obtained from unaffiliated third parties.

The Board adopted a resolution in July 1996 that provides that the areas of business in which the Company shall be interested for the purpose of the doctrine of corporate opportunities shall be the business of information management software products and services. Any business opportunity which falls within such areas of interest must be brought to the attention of the Company for acceptance or rejection prior to any officer or director of the Company taking advantage of such opportunity. Any business opportunity outside such areas of interest may be entered into by any officer or director of the Company without the officer or director first offering the business opportunity to the Company.

ANNEX B1

www.stcharlescapital.com

MEMBER FINRA

PERSONAL AND CONFIDENTIAL

The Board of Directors Special Committee
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420
Lakewood, CO 80215

January 24, 2010

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, as of the date hereof, of the consideration to be received by the holders of the issued and outstanding shares of common stock (the “Common Stock”) of Global Med Technologies, Inc. (the “Company”) in connection with a proposed sale of the stock of the Company pursuant to the Agreement and Plan of Merger (the “Agreement’) dated January 31, 2010, by and between the Company and Haemonetics Corporation (the “Buyer”) (the “Transaction”).

As more specifically set forth in the Agreement, and subject to a number of terms, conditions and procedures described in the Agreement, at the effective time the Company will be merged with and into the Buyer (the “Merger”). All of the shares of the Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the Company’s treasury and shares as to which dissenters’ rights of appraisal have been elected and not withdrawn) will be exchanged for approximately $1.22 per share in cash (“Merger Consideration”).

St. Charles Capital, LLC (“St. Charles”), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following:

(i) the Agreement;

(ii) certain financial statements and other financial information of the Company, including the Audited Financial Statements and Regulatory Financial Statements of the Company for each of the years in the two year period ended December 31, 2008, the Financial Statements for each of the first three Quarters of 2009 ended September 30, 2009, and forecasted financial statements for the Company for the Quarter ended December 31, 2009;

(iii) certain other internal information, primarily financial in nature, including projections concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis;

(iv) the process leading to the receipt of the offer concerning the potential acquisition of the Company;

(v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company, and the trading markets for such other companies’ securities;

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(vi) relevant precedent merger and acquisition transactions involving companies deemed similar to the Company;

(vii) certain publicly available information concerning Buyer;

(viii) the economic and competitive climate for the healthcare information technology industry;

(ix) the business and prospects of the Company through meetings and discussions with certain officers and employees of the Company; and

(x) other matters we believe relevant to our inquiry.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have assumed and relied upon the representations and warranties of the Company and Buyer contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections reflect the best currently available estimates and judgments of management of the Company. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the Company’s assets, properties or facilities, nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions of the Transaction as set forth in the Agreement would be satisfied and that the Transaction would be consummated on a timely basis in the manner contemplated by the Agreement. Our analysis is supported in greater detail in the presentation provided to the Board on January 24, 2009.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the fully-diluted per share offer price to be received by the Shareholders pursuant to the Agreement and does not address the Company’s underlying business decision to effect the Transaction, the process by which the transaction was conducted, or any other terms of the Transaction. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

It is understood that this opinion was prepared solely for the confidential use of the Special Committee of the Board of Directors of the Company and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent, which will not be unreasonably withheld. Notwithstanding the foregoing, this opinion may be included in the Schedule 14D-9, proxy statement, and/or other materials to be filed with the SEC and mailed to the holders of the Common Stock in connection with the Transaction, provided that this opinion will be reproduced in such filings in full, and any description of, or reference to, us or our actions, or any summary of the opinion in such filings, will be in a form reasonably acceptable to us and our counsel. Our opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender his or her shares, or as to how such shareholder should vote at the shareholders’ meeting held in connection with the Transaction. We do not express an opinion about the fairness of the amount of or nature of the compensation to any of the Company’s officers, directors or employees, or class of persons, relative to the compensation to the shareholders of the Company.

We were engaged by the Board to render this opinion in connection with the Board’s discharge of its fiduciary obligations. We have advised the Board that we do not believe that any person (including a shareholder of the Company) other than the directors has the legal right to rely on this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. This opinion has been reviewed by the St. Charles Fairness Opinion Committee.

We will receive compensation for rendering this opinion and the Company has agreed to indemnify us under certain circumstances.

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St. Charles has never before been engaged to provide investment banking or advisory services to the Company, its Executives, or its Officers.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the fully-diluted per share offer price of $1.22 is fair, from a financial point of view, to the holders of the Common Stock.

Very truly yours,

St. Charles Capital, LLC

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ANNEX B2
www.stcharlescapital.com

MEMBER FINRA
PERSONAL AND CONFIDENTIAL

The Board of Directors Special Committee
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420
Lakewood, CO 80215

February 22, 2010

Members of the Board:

You have requested that St. Charles Capital, LLC (“St. Charles”) review and analyze certain projected financial information received by St. Charles from Global Med Technologies, Inc. (the “Company”) on February 17, 2010 (the “Forecast”) and indicate whether, and if so how, the Forecast affects the Fairness Opinion delivered to the Special Committee on January 24, 2010.

St. Charles reviewed the Forecast received on February 17, 2010 and conducted two phone discussions with the Company’s management team to understand the basis for the Forecast. After performing its review and analysis of the Forecast together with the other information described as reviewed and analyzed in our January 24, 2010 Fairness Opinion and exercising its professional judgment, St. Charles has concluded that had the Forecast been provided to St. Charles prior to the rendering of its January 24, 2010 Fairness Opinion, the conclusion would remain as expressed in the January 24, 2010 Fairness Opinion.

Very truly yours,

St. Charles Capital, LLC

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